No. 1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF December 2006

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On December 1, 2006, Honda Motor Co., Ltd. announced plans to establish a wholly-owned subsidiary, Honda Soltec Co., Ltd., which will produce and sell the next-generation thin film solar cell independently developed by Honda. The new company will lead Honda to make a full-scale entry into the solar cell business. (Ref.# C06-107)

Exhibit 2:

On December 1, 2006, Honda Motor India Pvt Ltd. (HMI), the wholly owned subsidiary of Honda Motor Co., Ltd. formally began its operations from its corporate office in Greater Noida, UP to begin with Honda Siel Cars India Ltd. (HSCI) parts operations. Formation of HMI is part of the overall strategy to strengthen and integrate operations of Honda companies including motorcycle and power product businesses in India with respect to service parts.

Exhibit 3:

English translation of Notice concerning the date for determination of Shareholders entitled to receive quarterly dividend. Quarterly dividend will commence as of 3rd quarter End.

Exhibit 4:

On December 19, 2006, Honda Motor Co., Ltd. announced plans to build a new engine plant in Ogawa, Saitama prefecture, Japan in order to accelerate establishment of production systems and capabilities for advanced engines to enable Honda to meet increasing global demand for fuel efficient vehicles. Honda plans to begin operation of this new engine plant in summer 2009, with an annual production capacity of approximately 200,000 units. Advanced engines produced at this plant will be supplied to Honda auto plants inside and outside Japan. Honda will invest approximately 25 billion yen in the new plant, with employment of approximately 500 associates. (Ref.# C06-113)

Exhibit 5:

Summary of 2006 Year-End CEO Speech held on December 19, 2006, and 2006 Honda Sales & Production Forecast announced on December 19, 2006 (Ref.# C06-111,112)

Exhibit 6:

On December 25, 2006, Honda Motor Co., Ltd., announced its automobile production, domestic sales, and export results for the month of November 2006. (Ref.#C06-114)

Exhibit 7:

English summary and translation of semi-annual report (“hanki-houkokusho”) for the First-Half term (six months ended September 30, 2006) of the 83rd fiscal period

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Chief Operating Officer for
Business Management Operation
Honda Motor Co., Ltd.

Date: January 19, 2007

Ref.# C06-107

Honda Establishes Solar Cell Subsidiary Company, Honda Soltec

to Make Full-Scale Entry into Solar Cell Business

Tokyo, December 1, 2006 – Honda Motor Co., Ltd. today announced plans to establish a wholly-owned subsidiary, Honda Soltec Co., Ltd., which will produce and sell the next-generation thin film solar cell independently developed by Honda. The new company will lead Honda to make a full-scale entry into the solar cell business.

The next-generation solar cell to be produced and sold by Honda Soltec was developed by Honda Engineering Co., Ltd., the production engineering subsidiary of Honda. By using thin film made from a compound of copper, indium, gallium and selenium (CIGS), Honda’s next-generation solar cell achieves a major reduction in the amount of energy consumed during the manufacturing process by approximately 50% compared to what is required to produce conventional crystal silicon solar cells. This makes the new solar cell more environmentally-friendly by reducing the amount of CO2 generated even from the production stage.

At the end of September 2006, Honda began construction of a plant to mass produce solar cells within the current site of Honda’s Kumamoto factory, and the new facility will become operational in fall 2007 with an annual capacity of 27.5 megawatts. Prior to the start-up of the new plant, Honda Soltec will begin sales in limited areas in March 2007, of CIGS thin film compound solar cells produced by Honda Engineering. Once mass production begins at the new plant in Kumamoto in fall 2007, Honda Soltec will expand sales throughout Japan.

In addition to its effort to reduce CO2 emissions through development of clean automobile engines, Honda is committed to develop environmentally-friendly and sustainable energy technologies. Honda will contribute to the effort to prevent global warming through production and sales of a clean energy source which does not use fossil fuels.

About Honda Soltec Co., Ltd.:

Establishment:	December 1, 2006
Headquarters location:	1500 Hirakawa, Ozu-machi, Kikuchi-gun, Kumamoto (within the current site of Honda Motor Co., Ltd. Kumamoto factory)
Sales office location:	Wako, Saitama (plan)
Capital investment:	4 billion yen
Capitalization ratio:	100% Honda Motor Co., Ltd.
Representative:	President: Akio Kazusa
Employment:	Approximately 150 associates (plan)
Business:	Production and sale of solar cells

About the New plant:

Lot area:	25,000 square meters(m2)
Facility size:	11,080 square meters(m2)
Investment:	Approximately 7 billion yen
Start of operation:	Fall 2007 (plan)
Production capacity:	Approximately 27.5 megawatts annually

Press Release for HMI – to be released on Dec 1, 2006

Honda Motor India, Honda’s 100% subsidiary for Service Parts, begins operations

To begin with HSCI parts operations

New Delhi, Dec 1, 2006 : Honda Motor India Pvt Ltd (HMI), the wholly owned subsidiary of Honda Motor Co., Ltd. formally began its operations today from its corporate office in Greater Noida, UP.

The plan to set up HMI was first announced in July this year by Mr Takeo Fukui, President and CEO, Honda Motor Co.,Ltd, during his visit to New Delhi.

Formation of HMI is part of the overall strategy to strengthen and integrate operations of Honda companies in India with respect to service parts.

HMI will begin its functions by immediately taking over the parts operations of Honda Siel Cars India Ltd. (HSCI) and gradually integrate operations of Honda Siel Power Products and Honda Motorcycles & Scooters India Pvt Ltd.

HMI will study the possibility of establishing a similar synergistic relationship with the fourth Honda company, Hero Honda Motors Ltd in the near future.

Starting with a capital is Rs 15 crore, HMI has targeted a turnover of Rs 180 crore for the fiscal 2008.

HMI will have a new warehouse facility to stock the service parts of motorcycles, automobiles and power products together which will be utilized along with other common resources like transportation, logistics and system development to help improve cost and operational efficiencies by up to 20%. This would ultimately result in overall benefit to customers by way of quality services like delivery within 24 hours and other cost advantages.

Mr. Masahiro Takedagawa, Operating Officer, Honda Motor Co.,Ltd, who is also the President and CEO of HSCI, will head the new company as its President & CEO.

Company Information

Name:	Honda Motor India Pvt Ltd.
Established:	September 18, 2006.
Starts operation:	December 1, 2006
Location:	Plot No. A-1, Sector 40/41, Surajpur-Kasna Road, Distt. Gautam Budh Nagar (UP) - 201306 (With in the current site of Honda Siel Cars India Ltd.)
Capitalization Ratio:	100% Honda Motor Co.,Ltd.
Total Investment:	About Rs 15 crore
President & CEO	Mr. Masahiro Takedagawa
Employment:	40 associates
Business:	Parts operations

(English Translation)

Notice of Record Date to Determine Stockholders

Entitled to Receive Distribution of Surplus (Quarterly Dividends)

Only the shareholders listed or recorded in the final register of shareholders or register of beneficial shareholders on December 31, 2006 will be entitled to receive distribution of surplus (dividends for the 3rd quarter of the Company’s 83rd fiscal year) from the company.

December 13, 2006

HONDA MOTOR CO., LTD.
1-1, 2-chome
Minami-Aoyama
Minato-Ku
Tokyo

The Shareholders’ Register Manager and its place of business:

The Chuo Mitsui Trust and Banking Company, Limited.

33-1, Shiba 3-chome, Minato-ku,

Tokyo, Japan

Forwarding offices:

All branch offices throughout Japan of The Chuo Mitsui Trust and Banking Company, Limited and the principal office and all branch and liaison offices of Japan Securities Agents, Ltd. (Nihon Shoken Daiko Kabushiki Kaisha).

Please Note	that you must complete the necessary procedures (such as changing the shareholder’s name in the register) no later than Friday, December 29, 2006, because the Company’s shareholders’ register manager is not open for business on Saturday, December 30, or Sunday, December 31, 2006.

December 19, 2006

Ref.# C06-113

Honda to Build a New Engine Plant in Japan

Establishing Production Systems and Capabilities for Advanced Engines

to Achieve Further Reduction of CO2 Emissions

Tokyo, December 19, 2006 – Honda Motor Co., Ltd. today announced plans to build a new engine plant in Ogawa, Saitama prefecture, Japan in order to accelerate establishment of production systems and capabilities for advanced engines to enable Honda to meet increasing global demand for fuel efficient vehicles. Honda plans to begin operation of this new engine plant in summer 2009, with an annual production capacity of approximately 200,000 units. Advanced engines produced at this plant will be supplied to Honda auto plants inside and outside Japan. Honda will invest approximately 25 billion yen in the new plant, with employment of approximately 500 associates.

Due to a number of factors including the high price of crude oil and increasing public concern about environmental issues, demand for fuel efficient automobiles is expected to grow rapidly in the future. As for the engine production, prior to the 2010 start-up of the new auto plant to be built in Yorii, Saitama, Honda decided to build a new engine plant in Ogawa, Saitama, near Yorii, in order to establish production systems and capabilities which can meet flexibly increases in demand, to enable Honda to offer advanced engines to customers as quickly as possible.

In the mean time, Honda has disclosed the concept for the new Yorii plant, which will become operational in 2010. Honda will build the Yorii plant with the concept of “a people-friendly and resource/energy-recycling Green Factory which will employ high quality and highly efficient production and logistics systems”, and it will be a state-of-the-art automobile plant along with new engine plant.

About the New Automobile Plant

	Automobile Plant	Engine Plant
Location	Yorii-machi, Osato-gun, Saitama	Ogawa-machi, Hiki-gun, Saitama

Size	800,000 square meters (m2)	195,000 square meters (m2)

Production Capacity	Approximately 200,000 units/year	Approximately 200,000 units/year

Start of Operation	2010 (plan)	Summer, 2009 (plan)

Investment	Approximately 70 billion yen (inclusive 25 billion yen for new engine plant)

Employment	Approximately 2,200 associates (inclusive 500 associates for new engine plant)

December 19, 2006

C06-111

Summary of 2006 Year-End CEO Speech

— Accelerate our effort to strengthen the core characteristics that make Honda unique and proactively pursue creation of advanced technologies and products that represents the uniqueness of Honda —

Honda Motor Co., Ltd. today announced that it would further accelerate its effort to strengthen the core characteristics that make Honda unique in each business area in order to continue creating new value and providing products and services which are beyond customers’ expectations. Toward this end, Honda will steadily make progress with plans and initiatives in the following three areas, which Honda first announced in May.

1)	Establishing advanced manufacturing systems and capabilities

2)	Strengthening the foundation for overseas growth

3)	Accelerating Honda’s effort to reduce environmental footprint

Estimated 2006 Worldwide Sales

Honda expects to achieve all-time record sales in all three product areas.

Motorcycles:	12.7 million units (up 3% from 2005)
Automobiles:	3.55 million units (up 5% from 2005)
Power Products:	6.4 million units (up 15% from 2005)

Automobile Business in Japan

•	2006 sales forecast: 700,000 units (down 2% from 2005).

•	Ever since the three domestic sales channels were integrated into a single network in March this year, sales of mini-vehicles as well as models which had been sold exclusively by each channel have increased. Honda recognizes this increase as a result of sales channel reform which was carried out to maximize customer joy and satisfaction.

•	In spring 2007, Honda will launch a new model which offers new value for the customer by integrating the design and mobility of an SUV and the functionality of seven-passenger seating. In addition to the introduction of this new vehicle, Honda is planning to further strengthen the appeal of its products.

•	For its mini-vehicle business, Honda will further strengthen its collaboration with Yachiyo Industry Co., Ltd. to develop highly competitive products and to strengthen Honda’s overall business capabilities in this category.

Motorcycle Business in Japan

•	2006 sales forecast: 350,000 units (down 5% from 2005).

•	In 2007, Honda will continue leading the industry in both environmental and safety performance by making progress in installing fuel injection system to scooters sold in Japan and by introducing the Gold Wing equipped with an air bag.

•	Honda will further strengthen the foundation of its motorcycle business and continue promoting the attractiveness of motorcycles by increasing the number of “Honda Dream” dealerships, which meet the diverse needs of customers, from the current 81 sites to a network of more than 100 sites by the end of 2007.

1

Establishing Advanced Manufacturing Systems and Capabilities

<Concept of the New Automobile Plant in Yorii>

1)	By achieving the world’s top level of resource/energy efficiency, Honda will build a “resource/energy-recycling Green Factory” which will reduce the amount of CO2 emitted per automobile produced by 20% compared to the level of 2000.

2)	The Yorii Plant will be a state-of-the-art plant which will respond quickly to diversifying customer needs by employing high quality and highly efficient production and logistics systems.

3)	The Yorii Plant will be a people-friendly plant where every associate will be able to fully demonstrate their unique characteristics and skills, fostering world-class experts and creating an environment where every associate feels joy and pride in their work.

<Building a New Engine Plant>

•	Demand for fuel efficient automobiles is growing faster than expected in every part of the world. Taking this into account, Honda has decided to build a new engine plant in Ogawa, Saitama, near Yorii, prior to the production start of the Yorii automobile plant in order to establish production systems and capabilities that will enable Honda to respond flexibly to increases in demand.

•	The annual production capacity of this new engine plant will be approximately 200,000 units. Honda plans to begin production at the new plant in summer 2009. Advanced engines produced at this plant will be supplied to Honda auto plants inside and outside of Japan. Related investment for this engine plant is expected to be approximately 25 billion yen, with employment expected to be approximately 500 associates (included in the original plan for Yorii Plant).

<Strengthening Motorcycle Production>

•	In order to further advance our technologies and know-how in the production of motorcycles of all sizes and to strengthen our system to evolve such technologies and know-how to other Honda plants around the world, Honda will concentrate all domestic motorcycle production to Kumamoto Factory with a target schedule by the end of 2009.

<Strengthening Automatic Transmission (AT) Production>

•	At Hamamatsu Factory, we will further strengthen production of automatic transmissions, where demand is growing on a global scale. Especially, the production of transmission gears which require a high level of manufacturing technologies will be strengthened so that Honda will handle major portion of the increased production volume in-house in the future.

<Strengthening R&D Capabilities>

•	In addition to the reorganization of Honda’s R&D structure which was carried out in April this year, Honda will build a new R&D center in Sakura, Tochigi targeted to begin operation in 2009.

Strengthening the Foundation for Overseas Growth

<Automobile - North America>

•	2006 U.S. sales forecast: 1.51 million units (up 3% from 2005, an all-time record for the 10th consecutive year).

•	2007 U.S. sales plan: 1.56 million units (up 3% from 2006)

•	An all-new Accord will go on sale in fall 2007. In addition, a concept model for the all-new Accord Coupe will be revealed at the North American International Auto Show in Detroit in January 2007.

2

•	The design concept model for a next-generation sports car, which will represent the Acura brand, will be revealed at the North American International Auto Show in Detroit in January 2007.

•	In summer 2007, the Acura Design Center, currently under construction, will open in Los Angeles.

•	Beginning in spring 2007, production of the Civic will be expanded by adding production at Plant 2 in Canada to the current production of Civic in Plant 1 in Canada and at the East Liberty Plant in Ohio.

•	In fall 2007, the Honda plant in Mexico will begin production of the CR-V.

•	A new auto plant in Indiana and a new engine plant in Canada are scheduled to begin production in 2008.

<Automobile - Europe>

•	2006 sales forecast: 310,000 units (up 8% from 2005, an all-time record for the third consecutive year)

•	2007 sales plan: 350,000 units (up 13% from 2006)

•	Sales of the all-new CR-V will begin in January 2007, and Civic Type R is planned to go on sale in spring 2007.

•	At the end of 2007, production at the UK plant will reach 250,000 units annually making full utilization of the plant’s production capacity. Combined with the capacity of 50,000 units at the plant in Turkey, Honda’s total annual auto production capacity in Europe will be 300,000 units.

<Asia>

•	To accommodate growing demand for motorcycles in the region, Honda expanded motorcycle production capacity in India, the Philippines and Pakistan in 2006, and further capacity expansion is planned in countries such as India and Vietnam in 2007.

•	2006 automobile sales forecast: 320,000 units (up 4% from 2005, an all-time record for the 4th consecutive year)

•	2007 automobile sales plan: 360,000 units (up 13% from 2006)

•	Annual automobile production capacity in India will be doubled to 100,000 units by the end of 2007. With a plan to introduce a small-size vehicle and construction of a second auto plant, Honda aims to produce and sell more than 150,000 units of automobiles in India by the end of 2010.

<South America>

•	Honda will expand annual production capacity of its motorcycle plant in Brazil from the current 1 million units to 1.35 million units in early 2007, and further to 1.5 million units by the end of 2007.

•	Honda will double production capacity of its automobile plant in Brazil to 100,000 units by mid-2007.

<Automobile - China>

•	2006 sales forecast: 320,000 units (up 23% from 2005, an all-time record for the 7th consecutive year since its’ local production started)

•	When Guangzhou Honda’s second auto plant became operational in September 2006, Honda’s total automobile production capacity in China reached 530,000 units including production at export plant.

3

•	The export plant, Honda Automobile (China), which produces Jazz for European markets will fully utilize its annual production capacity of 50,000 units by spring 2007.

•	A new company, which will manufacture and supply transmissions and other engine components to Honda plants in China, will become operational in spring 2007. With this, Honda will further strengthen local automobile production in China.

•	Guangzhou Honda began study toward the establishment of an automobile R&D center for further business growth.

Strengthening Honda’s Commitment to Reduce its Environmental Footprint

•	With new technologies such as advanced VTEC and VCM for automobiles and “super-low friction engines” for motorcycles, Honda will achieve further improvement of fuel efficiency and cleaner tailpipe emissions.

•	Application of hybrid technology will be expanded to a smaller size vehicle. Honda will offer a new dedicated hybrid vehicle in 2009 at a price level lower than the globally popular Civic Hybrid.

•	Application of diesel technology will be expanded to a medium-to-large size vehicle. Honda will introduce “super-clean diesel engine” that will meet the stringent U.S. Tier II BIN5 emission standard, which reduces exhaust gas emissions to a level equal to a gasoline engine, in the U.S. market within the next three years. Honda will consider introducing this engine in Japan as well.

•	In November this year, Honda began sales in Brazil of automobiles equipped with a flexible fuel vehicle (FFV) system, which enables gasoline engine-based power plants to operate on a wide range of ethanol-gasoline fuel mixtures between 20% to 100% ethanol. The Civic FFV went on sale in November and the Fit FFV in December.

•	As for the development of technology which will more efficiently produce ethanol from stems and leaves of plants such as straw, an experimental plant will be built within Honda’s Fundamental Technology Research Center in Wako in 2007 in order to work toward establishment of the mass-production technology of bio-ethanol in the future.

•	Compact, a home-use cogeneration unit, which has been sold roughly 40,000 units in Japan since its introduction in 2003, will be sold in U.S. from next year.

<Solar Cell>

•	A new solar cell subsidiary, Honda Soltec Co., Ltd., was established earlier this month. This company will begin full-scale sales of soar cells when mass production begins at the new plant in Kumamoto in fall 2007. Through production and sales of environmentally-friendly and sustainable energy, Honda will further contribute to the effort to prevent global warming.

<Fuel Cell >

•	A mass production model based on the technology and design of the FCX Concept will become available for lease sales in 2008 in Japan and the U.S.

•	As for hydrogen generation technologies, Honda will further advance the Home Energy Station which produces hydrogen from natural gas, as well as the solar cell based Hydrogen Station, which Honda has already begun testing in the U.S.

Honda will continue to be the leader in the effort to reduce its environmental footprint by accelerating the company’s commitment and challenges to reduce CO2 emissions through innovation of engine technologies and production of clean energy.

4

HondaJet

•	Honda has been receiving far more orders than the annual production plan of 70 units. With a plan to deliver the first HondaJet to a customer in 2010, Honda is making progress in determining the location for a production plant in the U.S. and establishing a high quality sales and service network.

•	In addition to the HondaJet, the HF120 Turbofan engine which was developed by the joint venture company GE Honda Aero Engines LLC, will be installed to the Spectrum Aeronautical’s “Freedom” which will go on sale in 2010. Honda will also be providing fuel efficient and highly competitive advanced engines in the world of aviation.

Motor Sports

F1:

•	Honda achieved a much-awaited victory in Hungary Grand Prix in August. For the 2007 season, Honda wants to meet fans’ expectations by winning the top spot on the winner’s podium more often and competing for the constructor’s title.

•	Honda will strongly support the SUPER AGURI F1 TEAM by providing highly competitive engines again in the 2007 season.

•	Through Mobilityland Corporation, Honda will continue negotiating toward hosting an F1 race again at Suzuka Circuit.

IRL:

•	Starting with the 2007 season, the IndyCar race engine will shift to 100% ethanol fuel. Honda will support the U.S. motor sports culture by providing environmentally-friendly and highly competitive engines to traditional open-wheel racing which has fans all over the U.S.

WGP:

•	For the top motorcycle road race series of MotoGP, Honda will aim to win the triple-crown for the second consecutive year with a new machine, the RC212V.

Renovation of Suzuka Circuit:

•	Honda will renovate Suzuka Circuit with the goal to achieve the further evolution of mobility and motor sports.

•	A major refurbishment of the Traffic Education Center will take place, to re-open in summer 2007. With this center, Honda will contribute to achieving a safer and richer mobility society.

•	In addition, the pits and paddocks on the race course will be overhauled. As one of the top-class racing circuits in the world, Suzuka Circuit will continue to host various international races and foster young racers. Through such activities, Suzuka Circuit will continue providing dreams and excitement to many motor sports fans.

Honda will further strengthen the core characteristics that make Honda unique and continue taking on challenges in the creation of advanced technologies and products that represent the uniqueness of Honda to accomplish our goal to provide our customers with even greater joy and excitement.

5

December 19, 2006

Ref.# C06-112

2006 Honda SALES & PRODUCTION FORECAST

< Motorcycles >	Unit (thousands)

	2005	2006
	Result	Forecast		% Change
Global Sales	12,284	12,700	*	103%
Domestic	369	350		95%
Overseas	11,914	12,350	*	104%
North America	633	570		90%
South America	962	1,210	*	126%
Europe, the Middle & Near East and Africa	409	390		95%
Asia and Oceania	8,982	9,260	*	103%
China	927	910		98%
Global Production	12,519	12,850	*	103%
Domestic	623	570		92%
Overseas	11,896	12,270	*	103%

• Motorcycles: including ATVs	*New record
• North America: including Mexico
• Domestic production: Completely built unit (CBU) + complete knock-down (CKD)
• Overseas production: CBU at local plants (excluding CKD)

< Automobiles >	Unit (thousands)

	2005	2006
	Result	Forecast		% Change
Global Sales	3,365	3,550	*	105%
Domestic	714	700		98%
Registrations	467	420		90%
Mini vehicles	246	280		113%
Overseas	2,650	2,850	*	108%
North America	1,656	1,720	*	104%
(U.S. only)	1,462	1,510	*	103%
South America	74	90	*	121%
Europe, the Middle & Near East and Africa	354	390	*	110%
(Europe)	285	310	*	108%
Asia and Oceania	306	320	*	104%
China	260	320	*	123%
Global Production	3,409	3,630	*	106%
Domestic	1,261	1,330		105%
Overseas	2,147	2,300	*	107%
Export sales from Japan	522	630		120%

• North America: including Mexico	*New record
• Europe: West/Central/East Europe + Russia and Ukraine
• Domestic production: CBU + CKD
• Overseas production: CBU at local plants (excluding CKD)
• Export sales from Japan: CBU + CKD

< Power Products >	Unit (thousands)

	2005	2006
	Result	Forecast		% Change
Global Sales	5,551	6,400	*	115%
Domestic	463	520	*	112%
Overseas	5,088	5,880	*	116%

*New record

Ref.#C06-114

Honda Sets Monthly Record for Worldwide, Domestic and Overseas Auto Production

December 25, 2006 – Honda Motor Co., Ltd., today announced its automobile production, domestic sales, and export results for the month of November 2006.

<Production>

For the sixteenth consecutive month since August 2005, worldwide production increased in November over the same month a year ago. Honda achieved a new record for the month of November.

Due to an increase in production for overseas markets, domestic production experienced a year-on-year increase for the sixth consecutive month since June 2006. Honda achieved a new record for the month of November.

Due mainly to production increases in North America and Asia, overseas production increased compared to the same month a year ago for the sixteenth consecutive month since August 2005. Honda achieved a new record for overseas production for the month of November, including record production in North America. Production in Asia also set an all-time record for any month.

<Japan Domestic Sales>

Total domestic sales increased compared to the same month a year ago for the first time in the last two months since September 2006.

Due to decreased sales of Air Wave and Step Wagon, new vehicle registrations in November experienced a year-on-year decline for the eighth consecutive month since April 2006.

Due mainly to an increase in sales of Zest, mini-vehicle sales increased compared to the same month a year ago for the first time in the last two months since September 2006.

<Vehicle registrations - excluding mini vehicles>

Fit was the industry’s fourth best selling car among new vehicle registrations for the month of November, with sales of 7,350 units. Step Wagon ranked as the industry’s sixth best selling car among new vehicle registrations for the month of November, with sales of 5,826 units.

<Mini vehicles - under 660cc>

Life was the industry’s fifth best selling car among mini vehicles, with sales of 7,823 units, and ranked as Honda’s best selling car for the month of November. Zest was the industry’s tenth best selling vehicle among mini vehicles for the month of November, with sales of 5,170 units.

<Exports from Japan>

Due primarily to an increase in exports to North America, total exports increased over the same month a year ago for the sixth consecutive month since June 2006.

Production

	November		Year-to-Date Total (Jan - Nov 2006)
	Units	Vs.11/05	Units	Vs.2005
Domestic (CBU+CKD)	126,534	+15.0%	1,216,488	+4.8%
Overseas (CBU only)	202,258	+8.1%	2,134,083	+7.6%

Worldwide Total	328,792	+10.6%	3,350,571	+6.6%

Production by Region

	November		Year-to-Date Total (Jan - Nov 2006)
	Units	Vs.11/05	Units	Vs.2005
North America	119,357	+1.4%	1,291,578	+3.4%
(USA only)	81,379	+1.3%	906,808	+4.2%
Europe	15,205	-8.8%	172,244	-0.6%
Asia	59,090	+27.7%	582,506	+19.0%
(China only)	35,048	+29.6%	321,507	+31.4%
Others	8,606	+32.0%	87,755	+23.4%

Overseas Total	202,258	+8.1%	2,134,083	+7.6%

Japan Domestic Sales

Vehicle type	November		Year-to-Date Total (Jan - Nov 2006)
	Units	Vs.10/05	Units	Vs.2005
Registrations	32,451	-12.1%	383,092	-11.3%
Mini Vehicles	25,440	+24.2%	256,006	+11.6%

Honda Brand Total	57,891	+0.9%	639,098	-3.4%

Exports from Japan

	November		Year-to-Date Total (Jan - Nov 2006)
	Units	Vs.11/05	Units	Vs.2005
North America	26,653	+59.8%	319,301	+39.6%
(USA only)	25,068	+70.4%	289,049	+42.4%
Europe	13,431	+33.1%	120,889	-3.5%
Asia	2,497	+109.1%	17,483	+12.4%
Others	11,672	+12.8%	109,511	+7.5%

Total	54,253	+41.6%	567,184	+20.3%

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

September 30, 2006

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2005 and 2006 and March 31, 2006

	Yen (millions)
Assets	September 30, 2005	September 30, 2006	March 31, 2006
	unaudited	unaudited	audited
Current assets:
Cash and cash equivalents	¥731,199	¥792,489	¥747,327
Trade accounts and notes receivables, net of allowance for doubtful accounts of ¥10,554 million at September 30, 2005, ¥8,259 million at September 30, 2006 and ¥10,689 million at March 31, 2006 (note 2)	672,160	796,245	963,320
Finance subsidiaries-receivables, net (notes 2,5 and 9)	1,214,243	1,471,967	1,230,912
Inventories (note 3)	941,161	1,109,412	1,036,304
Deferred income taxes	225,255	198,848	198,033
Other current assets (notes 4 and 9)	372,583	469,075	450,002

Total current assets	4,156,601	4,838,036	4,625,898

Finance subsidiaries-receivables, net (notes 2,5 and 9)	2,909,017	3,290,975	2,982,425

Investments and advances:
Investments in and advances to affiliates	377,682	426,029	408,993
Other, including marketable equity securities (notes 4 and 9)	310,285	250,095	298,460

Total investments and advances	687,967	676,124	707,453

Property, plant and equipment, at cost (note 5):
Land	370,472	402,338	384,447
Buildings	1,062,707	1,217,806	1,149,517
Machinery and equipment	2,341,808	2,700,806	2,562,507
Construction in progress	153,614	201,600	115,818

	3,928,601	4,522,550	4,212,289
Less accumulated depreciation and amortization	2,270,024	2,548,790	2,397,022

Net property, plant and equipment	1,658,577	1,973,760	1,815,267

Other assets (notes 2 and 9)	470,517	423,562	440,638

Total assets	¥9,882,679	¥11,202,457	¥10,571,681

	Yen (millions)
Liabilities and Stockholders’ Equity	September 30, 2005	September 30, 2006	March 31, 2006
	unaudited	unaudited	audited
Current liabilities:
Short-term debt (note 5)	¥725,771	¥1,221,228	¥693,557
Current portion of long-term debt (note 5)	567,250	749,127	657,645
Trade payables:
Notes	24,684	26,890	31,698
Accounts	931,950	1,031,255	1,099,902
Accrued expenses	947,571	951,445	930,115
Income taxes payable	80,505	62,644	110,160
Other current liabilities (note 9)	435,155	481,845	466,332

Total current liabilities	3,712,886	4,524,434	3,989,409

Long-term debt, excluding current portion (note 5)	1,800,814	1,745,205	1,879,000
Other liabilities (notes 6 and 9)	742,313	576,037	577,522

Total liabilities	6,256,013	6,845,676	6,445,931

Stockholders’ equity:
Common stock, authorized 7,108,000,000 shares at September 30,2005 and 7,086,000,000 shares at September 30,2006 and at March 31, 2006 ; issued 1,856,828,430 shares at September 30, 2005 and 1,834,828,430 shares at September 30, 2006 and at March 31, 2006	86,067	86,067	86,067
Capital surplus	172,531	172,529	172,529
Legal reserves	35,516	37,332	35,811
Retained earnings	4,018,709	4,482,612	4,267,886
Accumulated other comprehensive income (loss), net (note 8)	(644,464)	(387,749)	(407,187)
Treasury stock, at cost 14,791,514 shares at September 30, 2005, 11,147,456 shares at September 30, 2006 and 8,680,000 shares at March 31, 2006	(41,693)	(34,010)	(29,356)

Total stockholders’ equity	3,626,666	4,356,781	4,125,750

Commitments and contingent liabilities (notes 11 and 12)

Total liabilities and stockholders’ equity	¥9,882,679	¥11,202,457	¥10,571,681

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the six months ended September 30, 2005 and 2006 and the year ended March 31, 2006

	Yen (millions)
	September 30, 2005	September 30, 2006	March 31, 2006
	unaudited	unaudited	audited
Net sales and other operating revenue	¥4,602,249	¥5,230,598	¥9,907,996

Operating costs and expenses:
Cost of sales	3,235,849	3,745,799	7,010,357
Selling, general and administrative	786,273	843,308	1,656,365
Research and development	247,040	244,946	510,385

	4,269,162	4,834,053	9,177,107

Gain on transfer of the substitutional portion of the Employees’ Pension Funds	—	—	138,016

Operating income	333,087	396,545	868,905

Other income (note 1 (q)):
Interest	9,926	20,125	27,363
Other	4,516	5,334	2,214

	14,442	25,459	29,577

Other expenses (note 1(d) and (q)):
Interest	6,737	6,682	11,902
Other	27,092	69,450	71,963

	33,829	76,132	83,865

Income before income taxes and equity in income of affiliates	313,700	345,872	814,617

Income taxes (benefit) expense :
Current	149,531	134,444	319,945
Deferred	(32,998)	(2,248)	(2,756)

	116,533	132,196	317,189

Income before equity in income of affiliates	197,167	213,676	497,428

Equity in income of affiliates	47,207	57,635	99,605

Net income	¥244,374	¥271,311	¥597,033

	Yen
	September 30, 2005	September 30, 2006	March 31, 2006
Basic net income per common share (note 1(o)):
	¥132.32	¥148.52	¥324.33

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

For the six months ended September 30, 2005 and 2006 and the year ended March 31, 2006

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Total stockholders’ equity
Balance at March 31, 2005	86,067	172,531	34,688	3,809,383	(793,934)	(19,441)	3,289,294

Transfer to legal reserves			828	(828)			—
Cash dividends				(34,220)			(34,220)
Comprehensive income (loss):
Net income for the period				244,374			244,374
Other comprehensive income (loss) for the period, net of tax (note 8)
Adjustments from foreign currency translation					135,039		135,039
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the period					14,862		14,862
Reclassification adjustments for losses (gains) realized in net income					(464)		(464)
Unrealized gains (losses) on derivative instruments:
Unrealized holding gains (losses) arising during the year							—
Reclassification adjustments for losses (gains) realized in net income							—
Minimum pension liabilities adjustment					33		33

Total comprehensive income for the period							393,844

Purchase of treasury stock						(22,252)	(22,252)
Reissuance of treasury stock							—
Retirement of treasury stock							—

Balance at September 30, 2005 (Unaudited)	86,067	172,531	35,516	4,018,709	(644,464)	(41,693)	3,626,666

Balance at March 31, 2006	86,067	172,529	35,811	4,267,886	(407,187)	(29,356)	4,125,750

Transfer to legal reserves			1,521	(1,521)			—
Cash dividends				(54,784)			(54,784)
Comprehensive income (loss):
Net income for the period				271,311			271,311
Other comprehensive income (loss) for the period, net of tax (note 8)
Adjustments from foreign currency translation					29,277		29,277
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the period					(7,667)		(7,667)
Reclassification adjustments for losses (gains) realized in net income					(2,155)		(2,155)
Unrealized gains (losses) on derivative instruments:
Unrealized holding gains (losses) arising during the year					(581)		(581)
Reclassification adjustments for losses (gains) realized in net income					588		588
Minimum pension liabilities adjustment					(24)		(24)

Total comprehensive income for the period							290,749

Purchase of treasury stock						(23,531)	(23,531)
Reissuance of treasury stock				(280)		18,877	18,597
Retirement of treasury stock							—

Balance at September 30, 2006 (Unaudited)	86,067	172,529	37,332	4,482,612	(387,749)	(34,010)	4,356,781

Balance at March 31, 2005	86,067	172,531	34,688	3,809,383	(793,934)	(19,441)	3,289,294

Transfer to legal reserves			1,123	(1,123)			—
Cash dividends				(71,061)			(71,061)
Comprehensive income (loss), :
Net income for the period				597,033			597,033
Other comprehensive income (loss) for the period, net of tax (note 8)
Adjustments from foreign currency translation					249,160		249,160
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the period					29,807		29,807
Reclassification adjustments for losses (gains) realized in net income					(841)		(841)
Unrealized gains (losses) on derivative instruments:
Unrealized holding gains (losses) arising during the year					(26)		(26)
Reclassification adjustments for losses (gains) realized in net income					(38)		(38)
Minimum pension liabilities adjustment					108,685		108,685

Total comprehensive income for the period							983,780

Purchase of treasury stock						(77,067)	(77,067)
Reissuance of treasury stock				(125)		928	803
Retirement of treasury stock		(2)		(66,221)		66,224	1

Balance at March 31, 2006 (Audited)	86,067	172,529	35,811	4,267,886	(407,187)	(29,356)	4,125,750

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the six months ended September 30, 2005 and 2006 and the year ended March 31, 2006

	Yen (millions)
	September 30, 2005	September 30, 2006	March 31, 2006
	unaudited	unaudited	audited
Cash flows from operating activities (note 7):
Net income	¥244,374	¥271,311	¥597,033
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	112,970	155,535	262,225
Deferred income taxes	(32,998)	(2,248)	(2,756)
Equity in income of affiliates	(47,207)	(57,635)	(99,605)
Dividends from affiliates	23,858	27,483	64,055
Provision for credit and lease residual losses on finance subsidiaries-receivables	19,147	17,943	36,153
Loss (gain) on derivative instruments, net	(12,034)	48,489	10,351
Gain on transfer of the substitutional portion of the Employees’ Pension Funds	—	—	(138,016)
Decrease (increase) in assets:
Trade accounts and notes receivables	141,577	194,998	(113,259)
Inventories	(49,627)	(54,682)	(109,661)
Other current assets	(233)	(22,981)	(75,771)
Other assets	(37,861)	(12,380)	(61,482)
Increase (decrease) in liabilities:
Trade accounts and notes payables	(92,307)	(79,715)	41,360
Accrued expenses	5,227	17,477	98,273
Income taxes payable	12,615	(47,984)	39,900
Other current liabilities	(14,054)	6,855	6,126
Other liabilities	(2,629)	(4,068)	5,740
Other, net	49,679	(3,437)	15,891

Net cash provided by operating activities	320,497	454,961	576,557

Cash flows from investing activities:
Increase in investments and advances	(6,082)	(3,568)	(17,314)
Decrease in investments and advances	1,048	437	3,711
Payment for purchase of available-for-sale securities	(800)	(1,828)	(6,915)
Proceeds from sales of available-for-sale securities	5,446	3,730	5,666
Payment for purchase of held-to-maturity securities	(24,034)	—	(63,395)
Proceeds from redemption of held-to-maturity securities	136	8,860	55,990
Capital expenditures	(169,726)	(282,283)	(460,021)
Proceeds from sales of property, plant and equipment	6,288	11,542	39,951
Acquisitions of finance subsidiaries-receivables	(1,589,949)	(1,701,651)	(3,031,644)
Collections of finance subsidiaries-receivables	898,705	1,061,179	1,870,675
Proceeds from sales of finance subsidiaries-receivables	426,688	134,048	930,595

Net cash used in investing activities	(452,280)	(769,534)	(672,701)

Cash flows from financing activities :
Increase (decrease) in short-term debt	(71,194)	287,673	(124,941)
Proceeds from long-term debt	503,428	485,027	865,677
Repayment of long-term debt	(309,049)	(344,570)	(568,605)
Cash dividends paid	(34,220)	(54,784)	(71,061)
Payment for purchase of treasury stock, net	(22,252)	(23,093)	(77,064)

Net cash provided by financing activities	66,713	350,253	24,006

Effect of exchange rate changes on cash and cash equivalents	22,731	9,482	45,927

Net change in cash and cash equivalents	(42,339)	45,162	(26,211)

Cash and cash equivalents at beginning of the period	773,538	747,327	773,538

Cash and cash equivalents at end of the period	¥731,199	¥792,489	¥747,327

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the six months ended September 30, 2005 and 2006 and the year ended March 31, 2006

(1)	General and Summary of Significant Accounting Policies

(a)	Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of management, all adjustments which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the year. For further information, refer to the March 31, 2006 consolidated financial statements and notes thereto included in Honda Motor Co., Ltd. and Subsidiaries Annual Report for the year ended March 31, 2006. Consolidated financial statements ended March 31, 2006 are derived from the audited consolidated financial statements, while consolidated financial statements ended September 30, 2005 and 2006 are unaudited.

(b)	Description of Business

Honda Motor Co., Ltd. (the “Company”) and its subsidiaries (collectively “Honda”) develop, manufacture, distribute and provide financing for the sale of its motorcycles, automobiles and power products. Honda’s manufacturing operations are principally conducted in 32 separate factories, four of which are located in Japan. Principal overseas manufacturing facilities are located in the United States of America, Canada, Mexico, the United Kingdom, France, Italy, Spain, China, India, Indonesia, Malaysia, Pakistan, the Philippines, Taiwan, Thailand, Vietnam, Brazil and Turkey.

Net sales and other operating revenue, Operating income and Total assets for and as of the six months ended September 30, 2006 were broken down based on the category of activity as follows:

	Motorcycle Business (%)	Automobile Business (%)	Financial Services Business (%)	Power Product & Other Businesses (%)	Reconciling Items (%)	Consolidated (%)
Net sales and other operating revenue (unaffiliated customers):	12.3	80.2	3.6	3.9	—	100.0
Operating Income	11.4	70.9	13.1	4.6	—	100.0
Total assets	8.9	43.8	49.2	2.6	(4.5)	100.0

Honda sells motorcycles, automobiles and power products in most countries in the world. For the six months ended September 30, 2006, 80.5% of net sales and other operating revenue (¥4,211,191 million) was derived from subsidiaries operating outside Japan (September 30, 2005: ¥3,592,064 million). Net sales and other operating revenue for the six months ended September 30, 2006 was geographically broken down based on the location of customers as follows:

	Japan (%)	North America (%)	Europe (%)	Asia (%)	Others (%)	Consolidated (%)
Net sales and other operating revenue:	15.7	53.6	10.6	11.9	8.2	100.0

For the six months ended September 30, 2006, 75.7% of operating income (¥300,106 million) was generated from foreign subsidiaries, disregarding the effect of elimination of unrealized profits between domestic operations and foreign operations (September 30, 2005: ¥218,657 million). Also, 75.6% of Honda’s assets at September 30, 2006 (¥8,466,512 million) was identified with foreign operations (September 30, 2005: ¥7,133,712 million).

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Basis of Presenting Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with U.S. generally accepted accounting principles.

(d)	Consolidation Policy

The consolidated financial statements include the accounts of the Company, its subsidiaries and those variable interest entities where the Company is the primary beneficiary under FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” . All significant intercompany balances and transactions have been eliminated in consolidation.

Investments in affiliates in which the Company has the ability to exercise significant influence over their operating and financial policies, but where the Company does not have a controlling financial interest are accounted for using the equity method.

Minority interests in net assets and income are not significant and, accordingly, are not presented separately in the accompanying consolidated balance sheets and statements of income. The amount of minority interest recognized in earnings, included in other expenses-other, during the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006 was ¥7,587 million, ¥9,136 million and ¥15,287 million, respectively.

(e)	Use of Estimates

Management of Honda has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with U.S. generally accepted accounting principles. Significant items subject to such estimates and assumptions include, but are not limited to, allowance for credit losses, allowance for losses on lease residual values, valuation allowance for inventories and deferred tax assets, impairment of long-lived assets, product warranty, and assets and obligations related to employee benefits. Actual results could differ from those estimates.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Revenue Recognition

Sales of manufactured products are recognized when persuasive evidence of an arrangement exists, delivery has occurred, title and risk of loss have passed to the customers, the sales price is fixed or determinable, and collectibility is probable.

Honda provides dealer incentives passed on to the end customers generally in the form of below-market interest rate loans or lease programs. The amount of interest or lease subsidies paid is the difference between the amount offered to retail customers and a market-based interest or lease rate. Honda also provides dealer incentives retained by the dealer, which generally represent discounts provided by Honda to the dealers. These incentives are classified as a reduction of sales revenue as the consideration is paid in cash and Honda does not receive an identifiable benefit in exchange for this consideration. The estimated costs are accrued at the time the product is sold to the dealer.

Interest income from finance receivables is recognized using the interest method. Finance receivable origination fees and certain direct origination costs are deferred, and the net fee or cost is amortized using the interest method over the contractual life of the finance receivables.

Finance subsidiaries of the Company periodically sell finance receivables. Gain or loss is recognized equal to the difference between the cash proceeds received and the carrying value of the receivables sold and is recorded in the period in which the sale occurs. Honda allocates the recorded investment in finance receivables between the portion(s) of the receivables sold and portion(s) retained based on the relative fair values of those portions on the date the receivables are sold. Honda recognizes gains or losses attributable to the change in the fair value of the retained interests, which are recorded at estimated fair value and accounted for as “trading” securities. Honda determines the fair value of the retained interests by discounting the future cash flows. Those cash flows are estimated based on prepayments, credit losses and other information as available and are discounted at a rate which Honda believes is commensurate with the risk free rate plus a risk premium. A servicing asset or liability is amortized in proportion to and over the period of estimated net servicing income. Servicing assets and servicing liabilities at September 30, 2005 and 2006 and March 31, 2006 were not significant.

(g)	Cash Equivalents

Honda considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

(h)	Inventories

Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(i)	Investments in Securities

Honda classifies its debt and marketable equity securities in the following categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and marketable equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and marketable equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets. Honda did not hold any “trading” securities at September 30, 2005 or 2006 or March 31, 2006, except for retained interests in the sold pools of finance receivables, which are accounted for as “trading” securities and included in finance subsidiaries-receivables.

Honda periodically compares the fair value of investment securities with their cost basis. If the fair value of investment securities has declined below our cost basis and such decline is judged to be other-than-temporary, Honda recognizes the impairment of the investment securities and the carrying value is reduced to its fair value through a charge to income. The determination of other-than-temporary impairment is based upon an assessment of the facts and circumstances related to each investment security. In determining the nature and extent of impairment, Honda considers such factors as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

Non-marketable equity securities are carried at cost, and are examined the possibility of impairment periodically.

(j)	Goodwill

Goodwill is not amortized but instead is tested for impairment at least annually. Goodwill is considered impaired if its estimated fair value is less than the carrying value. Honda completed its annual test effective March 31, 2005 and 2006 and concluded no impairment needed to be recognized. The carrying amount of goodwill at September 30, 2005 and 2006 and March 31, 2006 was ¥19,104 million, ¥29,249 million and ¥27,951 million, respectively.

(k)	Depreciation

Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives and salvage values of the respective assets.

The estimated useful lives used in computing depreciation of property, plant and equipment are as follows:

Asset	Life
Buildings	3 to 50 years
Machinery and equipment	2 to 20 years

(l)	Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Honda’s long-lived assets and certain identifiable intangibles having finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of by sale are reported at the lower of the carrying amount or estimated fair value less costs to sell.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(m)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

(n)	Product-Related Expenses

Advertising and sales promotion costs are expensed as incurred. Provisions for estimated costs related to product warranty are made at the time the products are sold to customers or new warranty programs are initiated. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells and product recalls.

(o)	Basic Net Income per Common Share

Basic net income per common share has been computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during each period. The weighted average number of common shares outstanding during the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006 was 1,846,828,061, 1,826,739,817 and 1,840,799,671, respectively. There were no potentially dilutive shares outstanding during the six months ended September 30, 2005 or 2006 or for the year ended March 31, 2006.

The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006. Information pertaining to Basic Net Income per Common Share has been adjusted retroactively for all periods presented to reflect this stock split.

(p)	Foreign Currency Translation

Foreign currency financial statement amounts are translated into Japanese yen on the basis of the period-end rate for all assets and liabilities and the weighted average rate for the period for all income and expense amounts. Translation adjustments resulting therefrom are included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

Foreign currency receivables and payables are translated at the applicable current rates on the balance sheet date. All revenues and expenses associated with foreign currencies are converted at the rates of exchange prevailing when such transactions occur. The resulting exchange gains or losses are reflected in other income (expense) in the consolidated statements of income.

(q)	Derivative Financial Instruments

Honda has entered into foreign exchange agreements and interest rate agreements to manage currency and interest rate exposures. These instruments include foreign currency forward contracts, currency swap agreements, currency option contracts and interest rate swap agreements.

Honda recognizes the fair value of all derivative financial instruments in its consolidated balance sheet.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Honda applies hedge accounting for certain foreign currency forward contracts related to forecasted foreign currency transactions between the Company and its subsidiaries. These are designated as cash flow hedges on the date derivative contracts entered into. The Company has a currency rate risk management policy documented. In addition, it documents all relationships between derivative financial instruments designated as cash flow hedges and the relevant hedged items to identify the relationship between them. The Company assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative financial instruments designated as cash flow hedge are highly effective to offset changes in cash flows of hedged items.

When it is determined that a derivative financial instrument is not highly effective as a cash flow hedge, when the hedged item matures, is sold or is terminated, or when it is identified that the forecasted transaction is no longer probable, the Company discontinues hedge accounting. To the extent derivative financial instruments are designated as cash flow hedges and have been assessed as being highly effective, changes in their fair value are recognized in other comprehensive income (loss). The amounts are reclassified into earnings in the period when forecasted hedged transactions affect earnings. When these cash flow hedges prove to be ineffective, changes in the fair value of the derivatives are immediately recognized in earnings.

In conformity with Statement of Financial Accounting Standards (SFAS) No.133, changes in the fair value of derivative financial instruments not designated as accounting hedges are recognized in earnings in the period of the change.

The amount recognized in earnings included in other income (expenses) – other during the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006, were ¥23,131 million loss, ¥47,622 million loss and ¥55,516 million loss, respectively. In relation to this, the Company included gains and losses on translation of debts of finance subsidiaries denominated in foreign currencies intended to be hedged of ¥28,789 million gain, ¥867 million loss and ¥45,046 million gain in other income(expenses) – other during the six months ended September 30, 2005 and 2006 and the years ended March 31, 2006, respectively. In addition, net realized gains and losses on interest rate swap contracts not designated as accounting hedges by finance subsidiaries of ¥2,757 million loss, ¥3,765 million gain and ¥827 million gain are included in other income (expenses)– other during the six months ended September 30, 2005 and 2006 and the years ended March 31, 2006, respectively. These gains and losses are presented on a net basis.

Honda doesn’t hold any derivative financial instruments for trading purpose.

(r)	Shipping and Handling Costs

Shipping and handling costs are included in selling, general and administrative expenses, and are charged to earnings as incurred.

(s)	Asset Retirement Liability

Honda applies Financial Accounting Standards Board (FASB) Interpretation No. (FIN)47, “Accounting for Conditional Asset Retirement obligations – an interpretation of FASB Statement No.143”. FIN47 clarifies the term conditional asset retirement obligation as used in SFAS No.143 and requires a liability to be recorded if the fair value of the obligation can be reasonably estimated. Asset retirement obligations covered by this Interpretation include those for which an entity has a legal obligation to perform an asset retirement activity, however the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(t)	New Accounting Pronouncements Not Yet Adopted

In March 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 156, “Accounting for Servicing of Financial Assets”. This statement amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 gives revised guidance as to when servicing assets and servicing liabilities should be recognized. It also revises guidance regarding the initial and subsequent measurement of servicing assets and liabilities. SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. Management is currently in process of quantifying the financial impact of adoption. It is not anticipated that adoption will have a material impact on the Company’s financial position or results of operations.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. This Interpretation prescribes a two step process for the recognition and measurement in the financial statement of a tax position taken or expected to be taken in a tax return. This statement is effective as of an entity’s first fiscal year that begins after December 15, 2006. Management is currently in the process of quantifying the financial impact of adoption.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No.157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective as of an entity’s first fiscal year that begins after November 15, 2007, with early adoption encouraged. Management is currently in the process of determining whether to early adopt this statement and quantifying the financial impact of adoption. It is not anticipated that adoption will have a material impact on the Company’s financial position or results of operation.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. This statement amends SFAS No. 87, “Employers’ Accounting for Pensions”, SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension and for Termination Benefits”, SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, and SFAS No. 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. This statement requires an employer to recognize the overfunded or underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in comprehensive income in the year in which the changes occur. This statement replaces SFAS No. 87’s requirement to report at least minimum pension liability measured as excess of the accumulated benefit obligation over the fair value of the plan assets. This statement also changes the date at which benefit obligations are to be measured to the date of the year-end statement of financial position. This statement is effective for fiscal years ending after December 15, 2006 with respect to the recognition of funded status of its plans and for fiscal years ending after December 15, 2008 with respect to the change in measurement date of the benefit obligation. Early adoption of both provisions is encouraged. Management is currently in the process of determining whether to early adopt this statement.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In September 2006, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No.108, “Quantifying Financial Misstatements”. This bulletin clarifies the process of quantifying financial statement misstatements and the treatment of financial misstatements of prior years. This bulletin also requires to quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. This bulletin shows the techniques most commonly used in practice to quantify misstatements are generally referred to as the “rollover” and “iron curtain” approaches. The financial statements would require adjustment when either approach results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. This bulletin is effective for financial statements for the first fiscal year ending after November 15, 2006. Management is currently in process of quantifying the financial impact of adoption. It is not anticipated that adoption will have a material impact on the Company’s financial position or results of operations.

(u)	Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the six months ended September 30, 2006.

In the current period, management has classified cash dividends received from affiliates in operating activities instead of investing activities in the consolidated statements of cash flows.

(2)	Finance Subsidiaries-Receivables

Finance subsidiaries-receivables represent finance receivables generated by finance subsidiaries. Certain finance receivables related to sales of inventory are reclassified to trade receivables and other assets in the consolidated balance sheets. Finance receivables include wholesale financing to dealers and retail financing and direct financing leases to consumers.

The allowance for credit losses is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

Finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated residual value of vehicles leased to customers. The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Finance subsidiaries-receivables, net, consisted of the following at September 30, 2005 and 2006 and March 31, 2006:

	Yen (millions)
	September 30, 2005	September 30, 2006	March 31, 2006
Direct financing leases	¥2,154,049	¥2,280,334	¥2,220,100
Retail	2,388,429	2,745,234	2,405,926
Wholesale	257,211	330,077	403,499
Term loans to dealers	12,383	14,083	14,337
Loans held for sale (a)	—	180,615	—

Total finance receivables	4,812,072	5,550,343	5,043,862

Retained interests in the sold pools of finance receivables	77,987	87,465	94,634

	4,890,059	5,637,808	5,138,496

Less:
Allowance for credit losses (b)	34,806	39,533	35,316
Allowance for losses on lease residual values	37,810	35,243	37,774
Unearned interest income and fees (c)	222,398	236,428	224,901

Finance subsidiaries-receivables, net, before reclassification	4,595,045	5,326,604	4,840,505

Less:
Reclassification to trade receivables, net	324,329	399,780	470,002
Reclassification to other assets, net	147,456	163,882	157,166

Finance subsidiaries-receivables, net	4,123,260	4,762,942	4,213,337

Less current portion	1,214,243	1,471,967	1,230,912

Noncurrent finance subsidiaries-receivables, net	¥2,909,017	¥3,290,975	¥2,982,425

(a)	The loans held for sale are carried at the lower of cost or fair value.
(b)	The allowance for credit losses of finance subsidiaries-receivables at September 30, 2005 include ¥2,036 million and ¥254 million, which were reclassified to the allowance for doubtful accounts of trade receivable and other assets in the consolidated balance sheets, respectively. The allowance for credit losses of finance subsidiaries-receivables at September 30, 2006 include ¥1,620 million and ¥435 million, which were reclassified to the allowance for doubtful accounts of trade receivable and other assets in the consolidated balance sheets, respectively. The allowance for credit losses of finance subsidiaries-receivables at March 31, 2006 include ¥1,903 million and ¥463 million, which were reclassified to the allowance for doubtful accounts of trade receivable and other assets in the consolidated balance sheets, respectively.
(c)	The unearned interest income and fees at September 30, 2005 and 2006 and March 31, 2006 include ¥20,640 million, ¥21,564 million and ¥21,252million which were reclassified to trade receivable and other assets in the consolidated balance sheets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Inventories

Inventories at September 30, 2005 and 2006 and March 31, 2006 are summarized as follows:

	Yen (millions)
	September 30, 2005	September 30, 2006	March 31, 2006
Finished goods	¥633,261	¥732,124	¥687,230
Work in process	28,031	37,500	28,218
Raw materials	279,869	339,788	320,856

	¥941,161	¥1,109,412	¥1,036,304

(4)	Investments and Advances

Investments and advances at September 30, 2005 and 2006 and March 31, 2006 consisted of the following:

	Yen (millions)
	September 30, 2005	September 30, 2006	March 31, 2006
Current
Corporate debt securities	¥11,762	¥10,172	¥13,100
U.S. government and agency debt securities	10,187	15,895	18,733
Commercial paper	12,999	—	5,998
Advances	419	793	829

	¥35,367	¥26,860	¥38,660

Investments and Advances due within one year are included in other current assets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	September 30, 2005	September 30, 2006	March 31, 2006
Noncurrent
Marketable equity securities	¥116,790	¥125,977	¥141,846
Convertible preferred stocks	33,742	13,724	22,934
Convertible notes	82,964	32,264	56,635
Government bonds	3,000	2,999	2,999
U.S. government and agency debt securities	12,957	—	2,937
Non-marketable equity securities accounted for under the cost method
Non-marketable preferred stocks	6,000	6,000	6,000
Other	10,969	14,904	13,357
Guaranty deposits	30,400	31,974	30,110
Advances	1,497	2,618	2,209
Other	11,966	19,635	19,433

	¥310,285	¥250,095	¥298,460

Certain information with respect to marketable securities at September 30, 2005 and 2006 and March 31, 2006 is summarized below:

	Yen (millions)
	September 30, 2005	September 30, 2006	March 31, 2006
Available-for-sale
Cost	¥29,579	¥30,446	¥30,366
Fair value	116,790	125,977	141,846
Gross unrealized gains	87,245	95,630	111,540
Gross unrealized losses	34	99	60

Held-to-maturity
Amortized cost	¥50,905	¥29,066	¥43,767
Fair value	50,540	28,977	43,428
Gross unrealized gains	48	20	1
Gross unrealized losses	413	109	340

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Short-Term and Long-Term Debt

Short-term debt at September 30, 2005 and 2006 and March 31, 2006 is as follows:

	Yen (millions)
	September 30, 2005	September 30, 2006	March 31, 2006
Short-term bank loans	¥283,828	¥220,995	¥314,124
Medium-term notes	70,932	208,068	152,246
Commercial paper	371,011	792,165	227,187

	¥725,771	¥1,221,228	¥693,557

Long-term debt at September 30, 2005 and 2006 and March 31, 2006 is as follows:

	Yen (millions)
	September 30, 2005	September 30, 2006	March 31, 2006
Total long-term debt	¥2,368,064	¥2,494,332	¥2,536,645
Less current portion	567,250	749,127	657,645

	¥1,800,814	¥1,745,205	¥1,879,000

Property, plant and equipment with a net book value of approximately ¥6,657 million, ¥34,732 million, ¥22,592 million at September 30, 2005 and 2006 and March 31, 2006, respectively, were subject to specific mortgages securing indebtedness. Furthermore, finance subsidiaries-receivables of approximately ¥15,153 million, ¥4,569 million, ¥8,993 million at September 30, 2005 and 2006 and March 31, 2006, respectively, were pledged as collateral by a financial subsidiary for certain loans.

At September 30, 2005 and March 31, 2006, ¥198,083 million and ¥205,573 million, respectively, of commercial paper borrowings were classified as long-term, as it is the respective finance subsidiary’s intention to refinance them on a long-term basis and it has established the necessary credit facilities to do so.

At September 30, 2006, management decided not to classify the commercial paper as long term since management has no intention of refinancing them on a long-term basis.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6)	Other Liabilities

Other liabilities at September 30, 2005 and 2006 and March 31, 2006 are summarized as follows:

	Yen (millions)
	September 30, 2005	September 30, 2006	March 31, 2006
Accrued liabilities for product warranty, net of current portion	¥142,190	¥147,076	¥137,503
Minority interest	73,370	90,245	87,460
Additional minimum pension liabilities	381,125	171,855	171,773
Deferred income taxes	68,655	79,044	115,360
Other	76,973	87,817	65,426

	¥742,313	¥576,037	¥577,522

(7)	Supplemental Disclosures of Cash Flow Information

	Yen (millions)
	September 30, 2005	September 30, 2006	March 31, 2006
Cash paid during the period for:
Interest	¥64,309	¥87,106	¥134,609
Income taxes	137,040	192,234	282,986

During the year ended March 31, 2006, the Company reissued certain of its treasury stock at fair value of ¥802 million to the minority shareholder of subsidiary, which the Company made a wholly owned subsidiary, and the Company retired shares totaling 11,000,000 shares at a cost of ¥66,224 million by offsetting with capital surplus of ¥2 million and unappropriated retained earnings of ¥66,221 million based on the resolution of board of directors.

During the six months ended September 30, 2006, the Company reissued certain of its treasury stock at fair value of ¥18,521 million to the outside shareholder of affiliates to obtain 100% share of these companies.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8)	Accumulated Other Comprehensive Income (Loss)

The components in accumulated other comprehensive income (loss) at September 30, 2005 and 2006 and March 31, 2006 are as follows:

	Yen (millions)
	September 30, 2005	September 30, 2006	March 31, 2006
Adjustments from foreign currency translation	¥(489,898)	¥(346,500)	¥(375,777)
Net unrealized gains on marketable equity securities	48,142	52,888	62,710
Net unrealized gains (losses) on derivative instruments	—	(57)	(64)
Minimum pension liabilities adjustment	(202,708)	(94,080)	(94,056)

Total accumulated other comprehensive income (loss)	¥(644,464)	¥(387,749)	¥(407,187)

(9)	Fair Value of Financial Instruments

The estimated fair values of significant financial instruments at September 30, 2005 and 2006 and March 31, 2006 are as follows:

	Yen (millions)
	September 30, 2005		September 30, 2006		March 31, 2006
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries-receivables (Including loans held for sale) (a)	¥2,667,060	¥2,634,577	¥3,276,658	¥3,268,237	¥2,843,819	¥2,813,023
Marketable equity securities	116,790	116,790	125,977	125,977	141,846	141,846
Held-to-maturity securities	50,905	50,540	29,066	28,977	43,767	43,428
Convertible preferred stocks
Host contracts	8,418	8,418	9,194	9,194	8,943	8,943
Embedded derivatives	25,324	25,324	4,530	4,530	13,991	13,991

	33,742	33,742	13,724	13,724	22,934	22,934
Convertible notes (b)
Host contracts	7,715	7,715	8,158	8,158	8,156	8,156
Embedded derivatives	75,249	75,249	24,106	24,106	48,479	48,479

	82,964	82,964	32,264	32,264	56,635	56,635
Debt	(3,093,835)	(3,107,461)	(3,715,560)	(3,731,539)	(3,230,202)	(3,237,471)

Foreign exchange instruments (c)
Asset position	¥915	¥915	¥1,339	¥1,339	¥4,477	¥4,477
Liability position	(18,655)	(18,655)	(37,064)	(37,064)	(35,979)	(35,979)

Net	¥(17,740)	¥(17,740)	¥(35,725)	¥(35,725)	¥(31,502)	¥(31,502)

Interest rate instruments (d)
Asset position	¥27,839	¥27,839	¥17,388	¥17,388	¥36,334	¥36,334
Liability position	(245)	(245)	(23)	(23)	(2)	(2)

Net	¥27,594	¥27,594	¥17,365	¥17,365	¥36,332	¥36,332

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(a)	The carrying amounts of finance subsidiaries-receivables at September 30, 2005 and 2006 and March 31, 2006 in the table exclude ¥1,927,985 million, ¥2,049,946 million and ¥1,996,686 million of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets, respectively. The carrying amounts of finance subsidiaries-receivables at September 30, 2005 and 2006 and March 31, 2006 in the table also include ¥471,785 million, ¥563,662 million and ¥627,168 million of finance receivables classified as trade receivables and other assets in the consolidated balance sheets.
(b)	A subsidiary has a forward sale contract in relation to a portion of the above convertible notes. The carrying amount and estimated fair value of the derivative financial instrument as of September 30, 2005 and 2006 and March 31, 2006 is ¥9,836 million, liability position, ¥16,836 million, asset position, and ¥5,462 million, asset position, respectively.
(c)	The fair values of foreign currency forward contracts, foreign currency option contracts and foreign currency swap agreements are included in other liabilities and other current assets/liabilities in the consolidated balance sheets as follows:

	Yen (millions)
	September 30, 2005	September 30, 2006	March 31, 2006
Other current assets	¥915	¥1,339	¥4,477
Other current liabilities	(18,655)	(37,064)	(35,113)
Other liabilities	—	—	(866)

	¥(17,740)	¥(35,725)	¥(31,502)

(d)	The fair values of interest rate swap agreements are included in other assets/liabilities and other current assets/liabilities in the consolidated balance sheets as follows:

	Yen (millions)
	September 30, 2005	September 30, 2006	March 31, 2006
Other current assets	¥—	¥179	¥3,101
Other assets	27,839	17,209	33,233
Other current liabilities	(184)	—	—
Other liabilities	(61)	(23)	(2)

	¥27,594	¥17,365	¥36,332

The estimated fair values have been determined using relevant market information and appropriate valuation methodologies. However, these estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. The effect of using different assumptions and/or estimation methodologies may be significant to the estimated fair values.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and cash equivalents, trade receivables and trade payables

The carrying amounts approximate fair values because of the short maturity of these instruments.

Finance subsidiaries-receivables (Including loans held for sale)

The fair values of retail receivables and term loans to dealers were estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale receivables, the carrying amount of such receivables approximates fair value.

Marketable equity securities

The fair value of marketable equity securities was estimated using quoted market prices.

Held-to-maturity securities

The fair value of held-to-maturity securities was estimated using quoted market prices.

Convertible notes and convertible preferred stock investment

Honda investments in convertible instruments are bifurcated into two investments for accounting purposes. The note and preferred stock portions of these convertible instruments are treated as available-for-sale and are marked-to-market through other comprehensive income (loss). The fair value is determined based on an analysis of interest rate movements and an assessment of credit worthiness. The embedded derivative is marked-to-market through the statement of income and fair value is estimated using a trinomial convertible bond pricing model.

Debt

The fair values of bonds and notes were estimated based on the quoted market prices for the same or similar issues. The fair value of long-term loans was estimated by discounting future cash flows using rates currently available for loans of similar terms and remaining maturities. The carrying amounts of short-term bank loans and commercial paper approximate fair values because of the short maturity of these instruments.

Foreign exchange and interest rate instruments

The fair values of foreign currency forward contracts and foreign currency option contracts were estimated by obtaining quotes from banks. The fair values of currency swap agreements and interest rate swap agreements were estimated by discounting future cash flows using rates currently available for these instruments of similar terms and remaining maturities.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10)	Risk Management Activities and Derivative Financial Instruments

Honda is a party to derivative financial instruments in the normal course of business to reduce its exposure to fluctuations in foreign exchange rates and interest rates. Currency swap agreements are used to convert long-term debt denominated in a certain currency to long-term debt denominated in other currencies. Foreign currency forward contracts and purchased option contracts are normally used to hedge sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to convert floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

The aforementioned instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Honda does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default. Honda generally does not require or place collateral for these financial instruments.

Foreign currency forward contracts and currency swap agreements are agreements to exchange different currencies at a specified rate on a specific future date. Foreign currency option contracts are contracts that allow the holder of the option the right but not the obligation to exchange different currencies at a specified rate on a specific future date. Foreign currency forward contracts, foreign currency option contracts and currency swap agreements outstanding at September 30, 2005 were ¥771,666 million, ¥136,945 million and ¥485,975 million, respectively and totaled ¥1,394,586 million. At September 30, 2006, foreign currency forward contracts, foreign currency option contracts and currency swap agreements outstanding were ¥812,126 million, ¥195,743 million and ¥629,356 million, respectively and totaled ¥1,637,225 million. At March 31, 2006, foreign currency forward contracts, foreign currency option contracts and currency swap agreements outstanding were ¥898,125 million, ¥176,548 million and ¥584,358 million, respectively and totaled ¥1,659,031 million.

Cash flow hedge

In the year ended March 31, 2006, the Company adopted hedge accounting for certain foreign currency forward contracts related to forecasted foreign currency transactions between the Company and its subsidiaries. Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognized in other comprehensive income (loss). The amounts are reclassified into earnings in the same period when forecasted hedged transactions affect earnings. The amount recognized in other comprehensive income (loss) was ¥57 million loss in the fiscal six months ended September 30, 2006 and ¥64 million loss in the fiscal year ended March 31, 2006, respectively. All amounts recorded in other comprehensive income (loss) as the period-end are expected to be recognized in earnings within the next twelve months. The period that hedges the changes in cash flows related to the risk of foreign currency rate is at most around 2 months.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

There are no derivative financial instruments where hedge accounting has been discontinued due to the forecasted transaction no longer being probable. The Company excludes financial instruments’ time value component from the assessment of hedge effectiveness, of which amount was ¥231 million loss for the six months ended September 30, 2006 and ¥421 million loss for the year ended March 31, 2006. There are no derivative financial instruments that have been assessed as being ineffectiveness.

Derivative financial instruments not designated as accounting hedges

Changes in the fair value of derivative financial instruments not designated as accounting hedges are recognized in earnings in the period of the change.

Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amount. At September 30, 2005 and 2006 and March 31, 2006, the notional principal amounts of interest rate swap agreements were ¥3,579,687 million, ¥4,207,623 million and ¥3,857,748 million, respectively.

(11)	Commitments and Contingent Liabilities

At September 30, 2006, Honda had commitments for purchases of property, plant and equipment of approximately ¥104,462 million.

Honda has entered into various guarantee and indemnification agreements. At September 30, 2005 and 2006 and March 31, 2006, Honda has guaranteed ¥50,689 million, ¥43,585 million, and ¥46,737 million of bank loan of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is ¥50,689 million, ¥43,585 million and ¥46,737 million, respectively. As of September 30, 2006, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its vehicles for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and reserves. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the overall results of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position and results of operations.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12)	Leases

Honda has several operating leases, primarily for office and other facilities, and certain office equipment.

Future minimum lease payments under noncancelable operating leases that have initial or remaining lease terms in excess of one year at September 30, 2006 are as follows:

Yen (millions)
Within one year	¥28,051
Over one year	105,788

Total minimum lease payments	¥133,839

Rental expenses under operating leases for the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006 were ¥22,796 million, ¥26,072 million and ¥46,102 million, respectively.

[Note 13] Segment Information

Honda has four reportable business segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and functions of each segment are as follows:

Business	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts	Research & Development Manufacturing Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products Others

Power product and other businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Others

Business Segment Information

As of and for the six months ended September 30, 2005

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥550,942	¥3,738,630	¥143,759	¥168,918	¥4,602,249	—	¥4,602,249
Intersegment	—	—	¥2,046	¥7,039	¥9,085	¥(9,085)	—

Total	¥550,942	¥3,738,630	¥145,805	¥175,957	¥4,611,334	¥(9,085)	¥4,602,249
Cost of sales, SG&A and R&D expenses	¥511,002	¥3,504,415	¥101,205	¥161,625	¥4,278,247	¥(9,085)	¥4,269,162

Gain on transfer of the substitutional portion of the Employee’s Pension Funds to the government	—	—	—	—	—	—	—

Operating income	¥39,940	¥234,215	¥44,600	¥14,332	¥333,087	—	¥333,087
Equity in income of affiliates	¥15,438	¥31,135	—	¥634	¥47,207	—	¥47,207
Assets	¥889,720	¥4,340,272	¥4,742,454	¥250,282	¥10,222,728	¥(340,049)	¥9,882,679
Investments in affiliates	¥85,320	¥275,878	—	¥12,892	¥374,090	—	¥374,090
Depreciation and amortization	¥13,902	¥94,780	¥318	¥3,970	¥112,970	—	¥112,970
Capital expenditures	¥19,901	¥142,930	¥703	¥6,192	¥169,726	—	¥169,726
Provision for credit and lease residual losses on finance subsidiaries- receivables	—	—	¥19,147	—	¥19,147	—	¥19,147

As of and for the six months ended September 30, 2006

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥645,646	¥4,194,436	¥188,040	¥202,476	¥5,230,598	—	¥5,230,598
Intersegment	—	—	¥1,791	¥6,024	¥7,815	¥(7,815)	—

Total	¥645,646	¥4,194,436	¥189,831	¥208,500	¥5,238,413	¥(7,815)	¥5,230,598
Cost of sales, SG&A and R&D expenses	¥600,423	¥3,913,474	¥137,970	¥190,001	¥4,841,868	¥(7,815)	¥4,834,053

Gain on transfer of the substitutional portion of the Employee’s Pension Funds to the government	—	—	—	—	—	—	—

Operating income	¥45,223	¥280,962	¥51,861	¥18,499	¥396,545	—	¥396,545
Equity in income of affiliates	¥14,640	¥41,872	—	¥1,123	¥57,635	—	¥57,635
Assets	¥1,001,525	¥4,904,836	¥5,513,479	¥289,728	¥11,709,568	¥(507,111)	¥11,202,457
Investments in affiliates	¥96,177	¥311,020	—	¥14,539	¥421,736	—	¥421,736
Depreciation and amortization	¥17,670	¥132,808	¥439	¥4,618	¥155,535	—	¥155,535
Capital expenditures	¥28,915	¥236,365	¥368	¥5,267	¥270,915	—	¥270,915
Provision for credit and lease residual losses on finance subsidiaries- receivables	—	—	¥17,943	—	¥17,943	—	¥17,943

As of and for the year ended March 31, 2006

	Yen (millions)
	Motorcycle Business		Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥	,225,812	¥8,004,694	¥306,869	¥370,621	¥9,907,996	—	¥9,907,996
Intersegment		—	—	¥4,068	¥11,941	¥16,009	¥(16,009)	—

Total		¥1,225,812	¥8,004,694	¥310,937	¥382,562	¥9,924,005	¥(16,009)	¥9,907,996
Cost of sales, SG&A and R&D expenses		¥1,127,157	¥7,492,257	¥220,352	¥353,350	¥9,193,116	¥(16,009)	¥9,177,107

Gain on transfer of the substitutional portion of the Employee’s Pension Funds to the government		¥15,319	¥115,935	—	¥6,762	¥138,016	—	¥138,016

Operating income		¥113,974	¥628,372	¥90,585	¥35,974	¥868,905	—	¥868,905
Equity in income of affiliates		¥30,700	¥67,439	—	¥1,466	¥99,605	—	¥99,605
Assets		¥1,006,308	¥4,752,405	¥5,008,058	¥294,170	¥11,060,941	¥(489,260)	¥10,571,681
Investments in affiliates		¥87,041	¥304,477	—	¥13,194	¥404,712	—	¥404,712
Depreciation and amortization		¥30,232	¥222,165	¥771	¥9,057	¥262,225	—	¥262,225
Capital expenditures		¥52,246	¥392,934	¥1,316	¥11,345	¥457,841	—	¥457,841
Provision for credit and lease residual losses on finance subsidiaries- receivables		—	—	¥36,153	—	¥36,153	—	¥36,153

Explanatory notes:

1.	Operating income of each segment is measured in a consistent manner in which consolidated operating income is determined. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.	Assets of each business segment are defined as total assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

4.	Unallocated corporate assets, included in reconciling items, amounted to ¥444,902 million as of September 30, 2005, ¥378,404 million as of September 30, 2006, and ¥354,903 million as of March 31, 2006 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

External Sales and Other Operating Revenue by Product or Service Groups

	Yen (millions)
	September 30, 2005	September 30, 2006	March 31, 2006
Motorcycles and relevant parts	¥483,766	¥573,360	¥1,051,855
All-terrain vehicles (ATVs), personal watercraft and relevant parts	¥67,176	¥72,286	¥173,957
Automobiles and relevant parts	¥3,738,630	¥4,194,436	¥8,004,694
Financial, insurance services	¥143,759	¥188,040	¥306,869
Power products and relevant parts	¥119,614	¥135,990	¥263,651
Others	¥49,304	¥66,486	¥106,970

Total	¥4,602,249	¥5,230,598	¥9,907,996

Geographical Information

As of and for the six months ended September 30, 2005

	Japan	United States	Other Countries	Total
Sales to external customers	¥1,010,185	¥2,177,587	¥1,414,477	¥4,602,249
Long-lived assets	¥902,293	¥463,665	¥395,366	¥1,761,324

As of and for the six months ended September 30, 2006

	Japan	United States	Others Countries	Total
Sales to external customers	¥1,019,407	¥2,487,666	¥1,723,525	¥5,230,598
Long-lived assets	¥988,119	¥573,230	¥534,889	¥2,096,238

As of and for the year ended March 31, 2006

	Japan	United States	Others Countries	Total
Sales to external customers	¥2,021,999	¥4,876,436	¥3,009,561	¥9,907,996
Long-lived assets	¥949,713	¥499,599	¥487,208	¥1,936,520

The above information is based on the location of the Company and its subsidiaries.

Supplemental Geographical Information

In addition to the disclosure required by U.S.GAAP, Honda provides the following supplemental information as required by Japanese Securities and Exchange Law:

(1)	Overseas Sales and revenues based on the location of the customer

	Yen (millions)
	September 30, 2005	September 30, 2006	March 31, 2006
North America	¥2,442,889	¥2,805,862	¥5,463,359
Europe	¥486,572	¥556,875	¥1,009,421
Asia	¥523,274	¥621,834	¥1,085,451
Other regions	¥299,133	¥422,746	¥655,721

Explanatory notes:

Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

(2)	Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the six months ended September 30, 2005

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,010,185	¥2,447,402	¥482,707	¥408,499	¥253,456	¥4,602,249	—	¥4,602,249
Transfers between geographic areas	¥1,128,932	¥64,608	¥81,575	¥54,302	¥10,285	¥1,339,702	¥(1,339,702)	—

Total	¥2,139,117	¥2,512,010	¥564,282	¥462,801	¥263,741	¥5,941,951	¥(1,339,702)	¥4,602,249

Cost of sales, SG&A and R&D expenses	¥2,028,924	¥2,370,726	¥550,700	¥427,806	¥234,945	¥5,613,101	¥(1,343,939)	¥4,269,162

Gain on transfer of the substitutional portion of the Employees’ Pension Funds to the government	—	—	—	—	—	—	—	—

Operating income	¥110,193	¥141,284	¥13,582	¥34,995	¥28,796	¥328,850	¥4,237	¥333,087

Assets	¥2,571,296	¥5,675,749	¥621,501	¥578,383	¥258,079	¥9,705,008	¥177,671	¥9,882,679
Long-lived assets	¥902,293	¥540,892	¥124,408	¥135,425	¥58,306	¥1,761,324	—	¥1,761,324

As of and for the six months ended September 30, 2006

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,019,407	¥2,815,963	¥552,558	¥483,569	¥359,101	¥5,230,598	—	¥5,230,598
Transfers between geographic areas	¥1,265,716	¥73,025	¥83,359	¥117,479	¥14,180	¥1,553,759	¥(1,553,759)	—

Total	¥2,285,123	¥2,888,988	¥635,917	¥601,048	¥373,281	¥6,784,357	¥(1,553,759)	¥5,230,598

Cost of sales, SG&A and R&D expenses	¥2,167,173	¥2,678,780	¥620,394	¥563,349	¥336,605	¥6,366,301	¥(1,532,248)	¥4,834,053

Gain on transfer of the substitutional portion of the Employees’ Pension Funds to the government	—	—	—	—	—	—	—	—

Operating income	¥117,950	¥210,208	¥15,523	¥37,699	¥36,676	¥418,056	¥(21,511)	¥396,545

Assets	¥2,785,385	¥6,565,281	¥776,990	¥766,512	¥357,729	¥11,251,897	¥(49,440)	¥11,202,457
Long-lived assets	¥988,119	¥666,171	¥173,765	¥187,741	¥80,442	¥2,096,238	—	¥2,096,238

As of and for the year ended March 31, 2006

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥2,021,999	¥5,475,261	¥1,001,1777	¥856,892	¥552,667	¥9,907,996	—	¥9,907,996
Transfers between geographic areas	¥2,415,874	¥141,064	¥188,341	¥140,501	¥19,023	¥2,904,803	¥(2,904,803)	—

Total	¥4,437,873	¥5,616,325	¥1,189,518	¥997,393	¥571,690	¥12,812,799	¥(2,904,803)	¥9,907,996

Cost of sales, SG&A and R&D expenses	¥4,204,939	¥5,262,382	¥1,163,213	¥932,394	¥514,527	¥12,077,455	¥(2,900,348)	¥9,177,107

Gain on transfer of the substitutional portion of the Employees’ Pension Funds to the government	¥138,016	—	—	—	—	¥138,016	—	¥138,016

Operating income	¥370,950	¥353,943	¥26,305	¥64,999	¥57,163	¥873,360	¥(4,455)	¥868,905

Assets	¥2,737,454	¥6,026,342	¥800,786	¥717,933	¥309,209	¥10,591,724	¥(20,043)	¥10,571,681
Long-lived assets	¥949,713	¥589,596	¥157,819	¥167,148	¥72,244	¥1,936,520	—	¥1,936,520

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

2.	Operating income of each segment is measured in a consistent manner in which consolidated operating income is determined.

3.	Assets of each business segment are defined as total assets.

4.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.	Unallocated corporate assets, included in reconciling items, amounted to ¥444,902 million as of September 30, 2005 , ¥378,404 million as of September 30, 2006, and ¥354,903 million as of March 31, 2006 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

[Note 14]	Consolidated Balance Sheets and Consolidated Statement of Cash flows
Divided into Non-financial Services Businesses and Finance Subsidiaries Segment Information

Honda discloses consolidated balance sheets and consolidated statement of cash flow divided into non-financial services businesses and finance subsidiaries for investor relations purposes. For purposes of these disclosures, non-financial services include the Motorcycle business, the Automobile business and the Power product and other businesses segments, and finance subsidiaries include the Financial services business segment, respectively.

(1)	Consolidated Balance Sheets Divided into non-financial services businesses and finance subsidiaries

	Yen (millions)
	September 30, 2005	September 30, 2006	March 31, 2006
Assets
<Non-financial services businesses>
Current Assets:	¥3,424,259	¥3,792,348	¥3,788,184
Cash and cash equivalents	716,423	775,508	727,735
Trade accounts and notes receivable	354,691	405,296	504,101
Inventories	941,161	1,109,412	1,036,304
Other current assets	1,411,984	1,502,132	1,520,044
Investment and advances	918,449	938,542	955,338
Property, plant and equipment, at cost	1,638,776	1,953,622	1,795,173
Other assets	269,447	213,910	225,575

Total assets	6,250,931	6,898,422	6,764,270
<Finance Subsidiaries>
Cash and cash equivalents	14,776	16,981	19,592
Finance subsidiaries—short-term receivables, net	1,224,132	1,487,841	1,240,581
Finance subsidiaries—long-term receivables, net	2,909,368	3,291,803	2,982,832
Other assets	594,178	716,854	765,053

Total assets	4,742,454	5,513,479	5,008,058
Eliminations	(1,110,706)	(1,209,444)	(1,200,647)

Total assets	9,882,679	11,202,457	10,571,681

Liabilities and Stockholders’ Equity
<Non-financial services businesses>
Current liabilities:	¥2,159,864	¥2,289,121	¥2,355,999
Short-term debt	170,778	152,266	171,122
Current portion of long-term debt	4,860	12,507	9,138
Trade payables	965,548	1,079,992	1,144,159
Accrued expenses	797,122	798,979	763,879
Other current liabilities	221,556	245,377	267,701
Long-term debt, excluding current portion	20,720	29,365	34,396
Other liabilities	736,352	574,483	575,034

Total liabilities	2,916,936	2,892,969	2,965,429
<Finance Subsidiaries>
Short-term debt	1,350,383	1,896,449	1,369,177
Current portion of long-term debt	562,470	741,568	653,276
Accrued expenses	160,779	166,198	181,140
Long-term debt, excluding current portion	1,796,945	1,730,114	1,858,362
Other liabilities	364,740	390,423	392,316

Total liabilities	4,235,317	4,924,752	4,454,271
Eliminations	(896,240)	(972,045)	(973,769)

Total liabilities	6,256,013	6,845,676	6,445,931
Common stock	86,067	86,067	86,067
Capital surplus	172,531	172,529	172,529
Legal reserves	35,516	37,332	35,811
Retained earnings	4,018,709	4,482,612	4,267,886
Accumulated other comprehensive income (loss)	(644,464)	(387,749)	(407,187)
Treasury stock	(41,693)	(34,010)	(29,356)

Total stockholders’ equity	3,626,666	4,356,781	4,125,750

Total liabilities and stockholders’ equity	9,882,679	11,202,457	10,571,681

(2)	Consolidated Statements of Cash Flows Divided into non-financial services businesses and finance subsidiaries

For the six months ended September 30, 2005

	Yen (millions)
	Non-financial services businesses	Finance subsidiaries	Eliminations	Total
Cash flows from operating activities:
Net Income	¥217,766	¥26,622	¥(14)	¥244,374
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	112,652	318	—	112,970
Deferred income taxes	(3,809)	(29,189)	—	(32,998)
Equity in income of affiliates	(48,644)	—	1,437	(47,207)
Cash dividends from affiliates	23,858	—	—	23,858
Loss (gain) on derivative instruments, net	(7,558)	(4,476)	—	(12,034)
Gain on transfer of the substitutional portion of the Employees’ Pension Funds	—	—	—	—
Decrease (increase) in trade accounts and notes receivable	79,345	61,838	394	141,577
Decrease (increase) in inventories	(49,627)	—	—	(49,627)
Increase (decrease) in trade payables	(92,015)	—	(292)	(92,307)
Other, net	40,732	(5,207)	(3,634)	31,891

Net cash provided by operating activities	272,700	49,906	(2,109)	320,497

Cash flows from investing activities:
* Decrease (increase) in investments and advances	(54,500)	—	30,214	(24,286)
Capital expenditures	(169,023)	(703)	—	(169,726)
Proceeds from sales of property, plant and equipment	6,141	147	—	6,288
Decrease (increase) in finance subsidiaries-receivables	—	(264,614)	58	(264,556)

Net cash used in investing activities	(217,382)	(265,170)	30,272	(452,280)

Cash flows from financing activities:
* Increase (decrease) in short-term debt	(62,889)	17,163	(25,468)	(71,194)
* Proceeds from long-term debt	7,620	507,819	(12,011)	503,428
* Repayment of long-term debt	(7,221)	(311,130)	9,302	(309,049)
Proceeds from issuance of common stock	—	—	—	—
Cash dividends paid	(34,234)	—	14	(34,220)
Payment for purchase of treasury stock, net	(22,252)	—	—	(22,252)

Net cash provided by (used in) financing activities	(118,976)	213,852	(28,163)	66,713

Effect of exchange rate changes on cash and cash equivalents	22,187	544	—	22,731

Net change in cash and cash equivalents	(41,471)	(868)	—	(42,339)
Cash and cash equivalents at beginning of period	757,894	15,644	—	773,538

Cash and cash equivalents at end of period	¥716,423	¥14,776	—	¥731,199

For the six months ended September 30, 2006

	Yen (millions)
	Non-financial services businesses	Finance subsidiaries	Eliminations	Total
Cash flows from operating activities:
Net Income	¥250,629	¥20,695	¥(13)	¥271,311
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	155,096	439	—	155,535
Deferred income taxes	2,267	(4,515)	—	(2,248)
Equity in income of affiliates	(57,635)	—	—	(57,635)
Cash dividends from affiliates	27,483	—	—	27,483
Loss (gain) on derivative instruments, net	29,280	19,209	—	48,489
Gain on transfer of the substitutional portion of the Employees’ Pension Funds	—	—	—	—
Decrease (increase) in trade accounts and notes receivable	121,255	75,695	(1,952)	194,998
Decrease (increase) in inventories	(54,682)	—	—	(54,682)
Increase (decrease) in trade payables	(70,427)	—	(9,288)	(79,715)
Other, net	(11,088)	(39,806)	2,319	(48,575)

Net cash provided by operating activities	392,178	71,717	(8,934)	454,961

Cash flows from investing activities:
* Decrease (increase) in investments and advances	28,735	—	(21,104)	7,631
Capital expenditures	(281,915)	(368)	—	(282,283)
Proceeds from sales of property, plant and equipment	11,382	160	—	11,542
Decrease (increase) in finance subsidiaries-receivables	—	(513,050)	6,626	(506,424)

Net cash used in investing activities	(241,798)	(513,258)	(14,478)	(769,534)

Cash flows from financing activities:
* Increase (decrease) in short-term debt	(33,194)	289,904	30,963	287,673
* Proceeds from long-term debt	7,321	477,706	—	485,027
* Repayment of long-term debt	(7,949)	(336,670)	49	(344,570)
Proceeds from issuance of common stock	—	7,613	(7,613)	—
Cash dividends paid	(54,797)	—	13	(54,784)
Payment for purchase of treasury stock, net	(23,093)	—	—	(23,093)

Net cash provided by (used in) financing activities	(111,712)	438,553	23,412	350,253

Effect of exchange rate changes on cash and cash equivalents	9,105	377	—	9,482

Net change in cash and cash equivalents	47,773	(2,611)	—	45,162
Cash and cash equivalents at beginning of period	727,735	19,592	—	747,327

Cash and cash equivalents at end of period	¥775,508	¥16,981	—	¥792,489

For the year ended March 31, 2006

	Yen (millions)
	Non-financial services businesses	Finance subsidiaries	Eliminations	Total
Cash flows from operating activities:
Net Income	¥543,200	¥53,847	¥(14)	¥597,033
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	261,454	771	—	262,225
Deferred income taxes	22,037	(24,793)	—	(2,756)
Equity in income of affiliates	(99,605)	—	—	(99,605)
Cash dividends from affiliates	64,055	—	—	64,055
Loss (gain) on derivative instruments, net	11,683	(1,332)	—	10,351
Gain on transfer of the substitutional portion of the Employees’ Pension Funds	(138,016)	—	—	(138,016)
Decrease (increase) in trade accounts and notes receivable	(44,881)	(72,695)	4,317	(113,259)
Decrease (increase) in inventories	(109,661)	—	—	(109,661)
Increase (decrease) in trade payables	45,297	—	(3,937)	41,360
Other, net	25,146	47,674	(7,990)	64,830

Net cash provided by operating activities	580,709	3,472	(7,624)	576,557

Cash flows from investing activities:
* Decrease (increase) in investments and advances	(36,954)	—	14,697	(22,257)
Capital expenditures	(458,705)	(1,316)	—	(460,021)
Proceeds from sales of property, plant and equipment	39,645	306	—	39,951
Decrease (increase) in finance subsidiaries-receivables	—	(231,909)	1,535	(230,374)

Net cash used in investing activities	(456,014)	(232,919)	16,232	(672,701)

Cash flows from financing activities:
* Increase (decrease) in short-term debt	(66,144)	(54,391)	(4,406)	(124,941)
* Proceeds from long-term debt	25,995	851,710	(12,028)	865,667
* Repayment of long-term debt	(11,485)	(566,422)	9,302	(568,605)
Proceeds from issuance of common stock	—	1,490	(1,490)	—
Cash dividends paid	(71,075)	—	14	(71,061)
Payment for purchase of treasury stock, net	(77,064)	—	—	(77,064)

Net cash provided by (used in) financing activities	(199,773)	232,387	(8,608)	24,006

Effect of exchange rate changes on cash and cash equivalents	44,919	1,008	—	45,927

Net change in cash and cash equivalents	(30,159)	3,948	—	(26,211)
Cash and cash equivalents at beginning of period	757,894	15,644	—	773,538

Cash and cash equivalents at end of period	¥727,735	¥19,592	—	¥747,327

Explanatory notes:

1.	The cash flows derived from non-financial services businesses loans to finance subsidiaries were included in the items of “Decrease (increase) in investments and advances” of non-financial services businesses, and “Increase (decrease) in short-term debt”, “Proceeds from long-term debt” and “Repayment of long-term debt” of finance subsidiaries (marked by *).

Loans from non-financial services businesses to finance subsidiaries increased by ¥27,510 million for the six months ended September 30, 2005, decreased by ¥28,717 million for the six months ended September 30, 2006 and increased by ¥13,242 million for the year ended March 31,2006.

2.	Decrease (increase) in trade accounts and notes receivable for finance subsidiaries is due to the reclassification of finance subsidiaries-receivables which relate to sales of inventory in the consolidated statements of cash flows presented above.

Unconsolidated Financial Statements and other information

(1)	Unconsolidated Financial Statements

	Unconsolidated Balance Sheets

	Yen (millions)
	As of September 30, 2005	As of September 30, 2006	As of March 31, 2006
(ASSETS)

I Current Assets
1 Cash and bank deposits	¥279,809	¥227,376	¥126,184
2 Notes receivable-trade (Note 4)	4,326	5,571	1,956
3 Accounts receivable-trade	319,203	304,485	452,183
4 Inventories	149,168	163,473	165,035
5 Short-term loans receivable	—	192,877	155,680
6 Others	277,597	204,914	223,364
7 Allowance for doubtful accounts	(3,599)	(3,313)	(5,014)

Total current assets	1,026,505	1,095,386	1,119,392
II Fixed assets
(1) Tangible fixed assets (Note 1)
1 Buildings	205,938	221,363	220,429
2 Machinery and equipment	80,309	81,933	81,181
3 Land	272,326	278,694	275,126
4 Others	80,111	85,772	86,721

Total tangible fixed assets	638,686	667,763	663,458
(2) Intangible assets	5,687	6,653	6,168
(3) Investments and other assets
1 Investment securities	541,275	605,152	594,398
2 Others	160,866	165,320	157,515
3 Allowance for doubtful accounts	(15,937)	(15,385)	(15,609)

Total investments and other assets	686,205	755,087	736,304

Total fixed assets	1,330,579	1,429,504	1,405,931

Total assets	¥2,357,085	¥2,524,890	¥2,525,323

	Yen (millions)
	As of September 30, 2005	As of September 30, 2006	As of March 31, 2006
(LIABILITIES)

I Current liabilities
1 Notes payable-trade	¥992	¥1,840	¥1,655
2 Accounts payable-trade	329,199	347,552	355,265
3 Short-term loans payable (Note 3)	19,107	18,051	20,471
4 Corporate and other income taxes payable	29,714	20,464	52,456
5 Accrued product warranty	51,401	61,311	57,258
6 Accrued employees’ bonuses	35,281	35,174	42,917
7 Others	118,847	138,355	154,499

Total current liabilities	584,542	622,749	684,523

II Non-current liabilities
1 Long-term loans payable	571	487	532
2 Accrued product warranty	35,466	43,596	41,774
3 Accrued employees’ retirement benefits	44,045	62,163	53,775
4 Accrued officers’ retirement benefits	5,955	5,970	6,026
5 Accrued operating officers’ retirement benefits	233	791	423
6 Others	3,387	3,457	3,431

Total non-current liabilities	89,659	116,465	105,962

Total liabilities	674,202	739,215	790,486

(STOCKHOLDERS’ EQUITY)

I Common stock	86,067	—	86,067
II Capital surplus
1 Capital surplus	170,313	—	170,313
2 Other capital surplus	2	—	—

Total capital surplus	170,316	—	170,313

III Retained earnings
1 Legal reserve	21,516	—	21,516
2 General reserve	1,151,000	—	1,151,000
3 Unappropriated retained earnings	241,108	—	266,128

Total retained earnings	1,413,625	—	1,438,645

IV Unrealized gain-or-loss on other securities	54,567	—	69,163
V Treasury stock	(41,693)	—	(29,352)

Total stockholders’ equity	1,682,882	—	1,734,837

Total liabilities and stockholders’ equity	¥2,357,085	¥—	¥2,525,323

(NET ASSETS)

I Stockholders’ equity
(1) Common stock	—	86,067	—
(2) Capital surplus
1 Capital surplus	—	170,313	—
2 Other capital surplus	—	—	—

Total capital surplus	—	170,313	—
(3) Retained earnings
1 Legal reserves	—	21,516	—
2 Other retained earnings
Reserve for dividends	—	105,800	—
General reserves	—	1,074,300	—
Reserve for special depreciation	—	2,188	—
Reserve for reduction of acquisiton cost of fixed assets	—	12,375	—
Earnigns to be carried forward	—	294,688	—

Total retained earnings	—	1,510,869	—
(4) Treasury stock	—	(41,171)	—

Total stockholders’ equity	—	1,726,079	—

II Difference of appreciation and conversion
1 Net unrealized gains on securities	—	59,653	—
2 Deferred loss (gain) on hedges	—	(57)	—

Total difference of appreciation and conversion	—	59,595	—

Total net assets	—	1,785,675	—

Total liabilities and net assets	¥—	¥2,524,890	¥—

‚    Unconsolidated Statement of Income

		Yen (millions)
		Half Year ended September 30, 2005	Half year ended September 30, 2006	Year ended March 31, 2006
I	Net sales	¥1,803,782	¥1,914,408	¥3,757,087
II	Cost of Sales	1,203,733	1,303,278	2,507,847

	Gross Profit	600,048	611,130	1,249,239
III	Selling, general and administrative expenses	478,854	519,772	1,009,348

	Operating income	121,194	91,358	239,891
IV	Non-operating income ( Note 1 )	65,546	95,470	145,429
V	Non-operating expenses ( Note 2 )	29,529	35,135	63,394

	Ordinary income	157,211	151,692	321,925
VI	Extraordinary income ( Note 3 )	92,372	5,289	92,187
VII	Extraordinary loss	3,869	3,130	8,587

	Income before income taxes	245,714	153,851	405,525

	Income Taxes
	Current	41,159	30,474	94,409
	Deferred	31,027	(3,918)	9,381

	Net income	173,526	127,295	301,735

	Unappropriated retained earnings at beginning of the year	67,581	—	67,581
	Losses on reissuance of treasury stock	—	—	125
	Retirement of treasury stock	—	—	66,221
	Interim dividends	—	—	36,840

	Unappropriated retained earnings	¥241,108	¥—	¥266,128

ƒ	Unconsolidated Statements of Stockholders’ Equity

	Yen (millions)
	Stockholders’ equity											Difference of appreciation and conversion		Total net assets
	Common stock	Capital surplus		Retained earnings						Treasury stock	Total stockholders’ equity	Net unrealized gains on securities	Deferred loss (gain) on hedges
		Capital surplus	Other capital surplus	Legal reserves	Other retained earnings
					Reserve for dividends	General reserves	Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	Earnings to be carried forward
Balance at March 31, 2006	86,067	170,313	—	21,516	87,300	1,049,300	2,072	12,328	266,128	(29,352)	1,665,674	69,163	—	1,734,837

Changes of items during the period
Provision for reserve for dividends*					18,500				(18,500)
Provision for general reserves*						25,000			(25,000)
Provision for reserve for special depreciation*							833		(833)
Reserval for reserve for special depreciation*							(716)		716
Provision for reserve for reduction of acquisition cost of fixed assets*								112	(112)
Reversal for reserve for reduction of acquisition cost of fixed assets*								(66)	66
Dividend from surplus*									(54,784)		(54,784)			(54,784)
Net income									127,295		127,295			127,295
Purchase of treasury stock										(30,700)	(30,700)			(30,700)
Reissuance of treasury stock									(287)	18,881	18,593			18,593
Others												(9,509)	(57)	(9,567)

Total changes of items during the period	—	—	—	—	18,500	25,000	116	46	28,560	(11,819)	60,404	(9,509)	(57)	50,837

Balance at September 30, 2006	86,067	170,313	—	21,516	105,800	1,074,300	2,188	12,375	294,688	(41,171)	1,726,079	59,653	(57)	1,785,675

Note:  * are the items of appropriation of retained earnings approved at the ordinaly general meeting of stockholders in June 2006.

Significant Basic Information for Preparation of the Semi-annual Financial Statements

1.	Basis of accounting for assets and method of cost determination

(1)	Securities

Held to maturity debt securities

Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost.

Investments in subsidiaries and affiliates

Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving average method.

Other securities

Marketable securities

Marketable securities classified as other securities are stated at fair value based on market prices at the closing date of the semi-annual period and similar. Any changes in unrealized holding gains or losses, net of applicable income taxes, are included directly in net assets and the cost of securities sold is determined using the moving average method.

Non-marketable securities

Non-marketable securities classified as other securities are stated at cost, which is determined by the moving average method.

(2)	Inventories

Finished goods, auto parts for sale, raw materials, work in process and supplies are stated at the lower of the last purchase cost or market.

(3)	Derivative financial instruments

Derivative financial instruments are stated at fair value.

2.	Method of depreciation of fixed assets

(1)	Depreciation of tangible fixed assets is computed using the declining-balance method.

(2)	Amortization of intangible assets is computed using the straight-line method. In addition, amortization of software intended for internal use is based on an estimated useful life of 5 years.

3.	Basis of accounting for provisions and reserves

(1)	Allowance for doubtful accounts

The allowance for doubtful accounts is provided for possible bad debts at an amount determined based on the historical experience of bad debts for normal receivables, in addition, an estimate of uncollectible amounts is made by reference to specific doubtful receivables from customers which are experiencing financial difficulties.

(2)	Accrued product warranty

Accrued product warranty has been provided as a total of the following:

	an estimate of warranty costs to be incurred during the remaining warranty periods based on historical warranty claim experiences and an estimate of the probability of future warranty costs; and

‚	an estimate of future warranty claims mainly associated with regulatory reporting and similar.

(3)	Accrued bonuses

Accrued bonuses are provided for payments of bonuses to employees based on the amount of the estimated bonus payments which is attributable to the semi-annual period.

(4)	Accrued employees’ retirement benefits

Accrued employees’ retirement benefits are provided for payments of retirement benefits at an estimated amount incurred during the half year calculated based on the retirement benefit obligation and the fair value of the pension plan assets at year-end.

The net retirement benefit obligation at transition is amortized by the straight-line method over 15 years.

Prior service costs are amortized by the straight-line method over the average remaining years of service of the employees.

Actuarial gains or losses are amortized in the years following the year in which the gain or loss is recognized by the straight-line method over the average remaining years of service of the employees.

(5)	Accrued officers’ retirement benefits

Accrued officers’ retirement benefits are provided for the payment of retirement benefits to directors and statutory auditors at the amount which would be required to be paid if all directors and statutory auditors retired at the end of the semi-annual period in accordance with the internal rules of the Company.

(6)	Operating officers’ retirement benefits

Operating officers’ retirement benefits are provided for the payment of retirement benefits to operating officers at the amount which would be required to be paid if all operating officers retired at the end of the semi-annual period in accordance with the Company policies.

4.	Leases

Finance lease transactions except for those under which the ownership of leased assets is transferred to the lessee, are accounted for as operating leases.

5.	Hedge accounting

(1)	Method of hedge accounting

The Company defers recognition of gains and losses resulting from changes in fair value of derivative instruments until the related losses and gains on the hedged items are recognized.

(2)	Hedging instruments and hedged items

Hedging instruments	Foreign currency forward contracts
Hedged items	Forecasted foreign currency transactions related to royalty from major subsidiaries

(3)	Hedging policy

The Company is a party to derivative financial instruments in the normal course of business in order to manage risks associated with changes in foreign currency exchange rates.

The Company does not hold any derivative financial instruments for trading purposes.

(4)	Assessment of hedging effectiveness

The Company assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative financial instruments designated as cash flow hedge are highly effective to offset changes in cash flows of hedged items.

6.	Other significant basic information for preparing the semi-annual financial statements

(1)	Accounting for consumption tax

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

Consumption tax refund receivable is included in other current assets.

(2)	Application of consolidated regulatory tax rules and regulations

The consolidated regulatory tax rules and regulations were applied.

Changes to the Significant Basic Information for Preparation of the Semi-annual Financial Statements

Accounting Standard for Presentation of Net Assets in the Balance Sheet

The Company applied “Accounting Standard for Presentation of Net Assets in the Balance Sheet” and “Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” issued by the Accounting Standards Board of Japan. The amount of total stockholders’ equity as of September 30, 2006 would be JPY 1,785,732 million.

Net assets as of September 30, 2006 was presented according to the revision of “Regulations concerning the terminology, forms and preparation methods of interim financial statements.”

Accounting Standard for Business Combination

The Company applied “Accounting Standard for Business Combination” issued by the Business Accounting Council and “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” issued by the Accounting Standards Board of Japan.

Change in Presentation of Unconsolidated Financial Statements

“Short-term loans receivable” was separately classified as part of “Current assets” in the interim balance sheet as of September 30, 2006, because the amount of short-term loans receivable as of September 30, 2006 was more than 5% of total assets. Short-term loans receivable amounted to JPY 92,122 million as of September 30, 2005.

Footnotes

(Notes to Unconsolidated Balance Sheets)

1.	Accumulated depreciation of tangible fixed assets:

Yen (millions)
September 30,		March 31,
2005	2006	2006
¥943,725	¥957,885	¥949,703

2.	Contingent Liabilities

(1)	Guarantees provided

Guarantees were provided for certain borrowings entered into by the following subsidiaries, affiliates and employees:

As of September 30, 2005	Yen (millions)
BAR HONDA GP LIMITED	¥1,281
HONDA EXPRESS CO., LTD.	27
KOMYO CO., LTD.	13
HONDA FOUNDRY Co., Ltd	10
Honda Engineering Co., Ltd	10
HONDA RACING CORPORATION	4
Honda Kaihatsu Co., Ltd.	4
SUZUKA CIRCUITLAND CO., LTD.	1
HONDA AIRWAYS Co., Ltd.	1
HONDA R&D CO., LTD	—
Employees	50,745

Total	¥52,102

As of September 30, 2006	Yen (millions)
HONDA EXPRESS CO., LTD.	¥20
KOMYO CO., LTD.	11
Honda Engineering Co., Ltd	9
HONDA FOUNDRY Co., Ltd	9
HONDA RACING CORPORATION	4
Honda Kaihatsu Co., Ltd.	4
MOBILITYLAND CORP.*	—
HONDA R&D CO., LTD	—
Employees	44,313

Total	¥44,373

*:	SUZUKA CIRCUITLAND CO., LTD. merged with Twin Ring Motegi Co., Ltd. and the new name of merged entity became MOBILITYLAND CORP.

As of March 31, 2006	Yen (millions)
HONDA EXPRESS CO., LTD.	¥21
KOMYO CO., LTD.	12
Honda Engineering Co., Ltd	10
HONDA FOUNDRY Co., Ltd	9
HONDA RACING CORPORATION	4
Honda Kaihatsu Co., Ltd.	4
SUZUKA CIRCUITLAND CO., LTD.	—
HONDA R&D CO., LTD	—
Employees	46,962

Total	¥47,026

(2)	Keep-well agreements

The Company entered into the keep-well agreements with the subsidiaries for the purpose of credit enhancement in connection with the financing.

The related outstanding balances of obligations owed by the subsidiaries are as follows:

As of September 30, 2005	Yen (millions)
American Honda Finance Corporation*	¥2,182,683
Honda Finance Co., Ltd.	286,000
Honda Canada Finance Inc.*	48,230
HONDA FINANCE EUROPE PLC.	39,366
HONDA INTERNATIONAL FINANCE B.V.	34,399
Honda Bank G.m.b.H.	8,167
Honda Leasing (Thailand) Company Limited	5,500

Total	¥2,604,347

As of September 30, 2006	Yen (millions)
American Honda Finance Corporation	¥2,663,037
Honda Finance Co., Ltd.	384,000
Honda Canada Finance Inc.	266,624
HONDA FINANCE EUROPE PLC.	44,065
Honda Bank G.m.b.H.	11,981
Honda Leasing (Thailand) Company Limited	6,280

Total	¥3,375,989

As of March 31, 2006	Yen (millions)
American Honda Finance Corporation*	¥2,322,074
Honda Finance Co., Ltd.	306,000
Honda Canada Finance Inc.*	158,878
HONDA FINANCE EUROPE PLC.	40,766
HONDA INTERNATIONAL FINANCE B.V.	14,423
Honda Bank G.m.b.H.	8,568
Honda Leasing (Thailand) Company Limited	6,040

Total	¥2,856,752

*	In previous periods, a subsidiary of the Company entered into keep-well agreements with American Honda Finance Corporation and Honda Canada Finance Inc., and starting from this semi-annual period, the Company entered into these agreements with these finance subsidiaries to enhance the credit ratings of the subsidiaries and to consider future funding opportunities. Accordingly, the Company’s commitment to guarantee loans and/or enter into these keep-well agreements increased from previous periods.

3.	Short-term loans payable primarily comprise of funds received from subsidiaries by means of the Cash Management System.

4.	Accounting for receivables

Notes receivable with maturities at the end of September 2006 was settled after the financial institutions clear the transaction. Since the financial institutions were closed on September 30, 2006, notes receivable as of September 30, 2006 included outstanding notes of JPY 589 million with September 2006 maturity dates.

(Notes to Unconsolidated Statements of Income)

	Yen (millions)
	Half year ended September 30, 2005	Half year ended September 30, 2006	Year ended March 31, 2006
1. Non-operating income mainly consists of:
Interest income	¥352	¥2,497	¥767
Dividends received	51,916	78,323	117,395

2. Non-operating expenses mainly consist of:
Interest expenses	96	179	217
Foreign exchange losses	20,598	25,111	44,880

3. Extraordinary gains mainly consist of:
Gain on the transfer of the benefit obligation of the substitutional portion of the employees’ pension fund	91,541		91,541
4. Depreciation expense
Tangible fixed assets	27,437	29,155	59,917
Intangible assets	472	543	972

	¥27,910	¥29,699	¥60,889

(Notes to Unconsolidated Statements of Stockholders’ Equity)

1.	Total number of shares issued:

	Shares
Type of shares	March 31, 2006	Increase number of shares during the period	Decrease number of shares during the period	September 30, 2006
Number of shares of common stock	917,414,215	917,414,215	—	1,834,828,430

Note: The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006.

Stock split (July 1, 2006)	917,414,215 shares

2.	Total number of treasury stock:

	Shares
Type of shares	March 31, 2006	Increase number of shares during the period	Decrease number of shares during the period	September 30, 2006
Number of shares of common stock	4,339,517	9,537,716	2,729,777	11,147,456

Notes:

1.	The increase in number of shares (9,537, 716 shares) was due to the following factors:

		Stock split (effective July 1, 2006)	3,713,219 shares
		Purchase of shares	4,677,900 shares
		Purchase decided at the Board of Directors	1,131,775 shares
		Purchase of shares less than one voting unit	14,822 shares

2.	The decrease in number of shares (2,729,777 shares) was due to the following factors:

		Share exchange	2,718,200 shares
		Sale of shares with less than one voting unit	11,577 shares

3.	Dividends

	(1)	Dividend payout

		Resolution	The ordinary general meeting of stockholders on June 23, 2006
		Type of shares	Common stock
		Dividend	54,784 million yen
		Dividend per share of common stock	JPY 60.00
		Record date	March 31, 2006
		Effective date	June 26, 2006

	(2)	Dividend payable for the first half ended September 30, 2006, effective after the period

		Resolution	The board of directors meeting on October 23, 2006
		Type of shares	Common stock
		Resource for dividend	Retained earnings
		Dividend	54,710 million yen
		Dividend per share of common stock	JPY 30.00
		Record date	September 30, 2006
		Effective date	November 27, 2006

(Lease Transactions)

Finance lease transactions except for those under which the ownership of leased assets are transferred to the lessee.

1.	Pro forma acquisition cost, accumulated depreciation and net book value of leased assets

	Yen (millions)
	As of September 30, 2005
	Acquisition cost	Accumulated depreciation	Net book value
Tools, furniture and fixtures	¥5,158	¥2,638	¥2,520
Other	126	78	48

Total	¥5,285	¥2,716	¥2,568

	Yen (millions)
	As of September 30, 2006
	Acquisition cost	Accumulated depreciation	Net book value
Tools, furniture and fixtures	¥6,569	¥2,554	¥4,015
Other	144	53	90

Total	¥6,713	¥2,607	¥4,106

	Yen (millions)
	As of March 31, 2006
	Acquisition cost	Accumulated depreciation	Net book value
Tools, furniture and fixtures	¥4,525	¥2,287	¥2,238
Other	158	70	87

Total	¥4,683	¥2,358	¥2,325

The above pro forma acquisition costs include imputed interests because the balance of future lease payments is immaterial to the balance of tangible fixed assets and related factors as of the half year-end (year-end).

2.	Future lease payments

Yen (millions)
As of September 30, 2005
Within one year	Over one year	Total
¥1,053	¥1,514	¥2,568

Yen (millions)
As of September 30, 2006
Within one year	Over one year	Total
¥1,382	¥2,723	¥4,106

Yen (millions)
As of March 31, 2006
Within one year	Over one year	Total
¥992	¥1,332	¥2,325

The above future lease payments include imputed interests because the balance of future lease payments is immaterial to the balance of tangible fixed assets and related factors as of the half year-end (year-end).

3.	Lease payments and pro forma depreciation expenses

Yen (millions)
Half year ended September 30, 2005
Lease payment	Depreciation expenses
¥682	¥682

Yen (millions)
Half year ended September 30, 2006
Lease payment	Depreciation expenses
¥614	¥614

Yen (millions)
Year ended March 31, 2006
Lease payment	Depreciation expenses
¥1,263	¥1,263

4.	Method of estimating pro forma depreciation expenses

Pro forma depreciation expenses of leased assets are calculated using the straight-line method over the respective lease terms with the residual value of zero.

(Securities)

Marketable equity securities as of September 30, 2005 and 2006 and March 31, 2006, which are included in investments in subsidiaries and affiliates, are as follows:

	Yen (millions)
	As of September 30, 2005
	Carrying value	Fair value	Unrealized gain
Investments in subsidiaries	¥3,124	¥39,878	¥36,754
Investments in affiliates	28,448	331,107	302,658

Total	¥31,573	¥370,985	¥339,412

	Yen (millions)
	As of September 30, 2006
	Carrying value	Fair value	Unrealized gain
Investments in subsidiaries	¥3,124	¥39,743	¥36,619
Investments in affiliates	30,069	423,306	393,236

Total	¥33,194	¥460,050	¥429,856

	Yen (millions)
	As of March 31, 2006
	Carrying value	Fair value	Unrealized gain
Investments in subsidiaries	¥3,124	¥52,003	¥48,878
Investments in affiliates	29,918	442,245	412,326

Total	¥33,043	¥494,248	¥461,205

(Per Share Data)

	Half year ended September 30, 2005	Half year ended September 30, 2006	Year ended March 31, 2006
		(Yen)
Net asset per share	¥1,827.20	¥979.16	¥1,900.00
Net income per share	¥187.92	¥69.68	¥327.83

Diluted net income per share is not provided as there is no potential dilution effect.

The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006. Net income per share for the fiscal half year ended September 30, 2006 was calculated based on the number of common shares after the stock split. Had the stock split been carried out during the fiscal half year ended September 30, 2005, net assets per share and net income per share as of and for the fiscal half year ended September 30, 2005 and March 31, 2006 would be as follows.

	Half year ended September 30, 2005	Year ended March 31, 2006
	(Yen)
Net asset per share	¥913.60	¥950.00
Net income per share	¥93.96	¥163.92

*	The basis of the computation of net income per share is as follows:

	Half year ended September 30, 2005	Half year ended September 30, 2006	Year ended March 31, 2006
		Yen (millions)
Net income	¥173,526	¥127,295	¥301,735
Amount not applicable to common stock	—	—	—
Net income applicable to common stock	¥173,526	¥127,295	¥301,735
Weighted average number of shares	923,414,030 shares	1,826,740,093 shares	920,399,873 shares